Exhibit 99.1

Annual Report

MYT Netherlands Parent B.V.

FOR THE PERIOD ENDED June 30, 2020

Index to

MyT Netherlands Parent B.V. – Annual Report

I.	Directors’ report

1.	General information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries “Mytheresa Group”) is a private company with limited liability, incorporated by MYT Intermediate Holding Co. on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address and headquarter of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the Dutch Chamber of Commerce under number 74988441.

The Company started by completing its legal restructuring plan to include all activities undertaken by Mytheresa Group GmbH (“MGG”), which process had commenced after the incorporation of the Company. The plan was needed to streamline the organizational structure enabling the Company to present itself to the international capital markets as one consolidated Group. This legal restructuring was fully effected by August 27, 2020, and for the purpose of this report, are included for the period July 1, 2018 up to and including June 30, 2020 without comparative figures. Since then, the Group could adequately present itself to the international capital markets and subsequently on January 21, 2021, the Company completed its initial public offering (“IPO”).

The first financial year of the Company as presented in the consolidated financial statements covers the period July 1, 2018 up to and including June 30, 2020. For information purposes a breakdown of the extended financial year into the years 2019 (from July 1, 2018 up to and including June 30, 2019) and 2020 (July 1, 2019 up to and including June 30, 2020) and the balance sheet as per June 30, 2019 is added. The separate financial statements cover the period form incorporation, May 31, 2019 up to and including June 30, 2020 (13 months).

2.	The core business

The principal activity and core business of the Company is to act as a holding company for the Mytheresa Group GmbH. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

The primary objective of the Company is to establish, direct, participate in and take any financial interest in other companies and/or businesses, in particular companies and/or firms active in the field of sales and marketing of products of any kind, especially textiles, clothing, leather goods, cosmetics and accessories. In addition, the Company’s objective is providing administrative, technical, financial, economic or administrative area to other companies, persons and/or enterprises; to acquire, dispose of, manage and exploit movable and immovable goods and other goods, including patents, trademarks, licenses, permits and other industrial property rights; borrowing and/or lending money. The Company’s strategy is to provide positive returns on investment for its shareholder through a combination of growth in earnings and appreciation of the value of the online luxury fashion and retail business. The Company looks to maximize operating profit by working with the manager of each department to increase sales while, at the same time, identifying efficiencies to minimize operating costs. The investment strategy of the Company primarily consists in completing selected capital projects that are designed to increase the overall value of the online luxury fashion and retail business.

The primary objective of the Mytheresa Group is to operate a luxury e-commerce platform for the global luxury fashion market. Mytheresa Group also runs a multi-brand luxury boutique in Munich, Germany. Mytheresa Group offers luxury fashion curated from more than 200 brands with whom the Group holds long-standing relationships. Mytheresa, which launched online in 2006, represented 97% of net sales and reached customers in 133 countries in financial year 2020. With its’ Top customer program and exclusive events Mytheresa Group seeks to deepen connections with its’ most valued customers. The strategy combines technology, luxury fashion and differentiated customer service on a global scale. The Mytheresa Group operates globaly. In financial year 2020, Mytheresa Group generated approximately 19.8%, 39.8%, 10.2% and 30.2% of net sales from Germany, Europe (excluding Germany), the United States and the rest of world, respectively.

3.	The internal organizational structure and staffing

As of June 30, 2020 the number of employees employed by the Company was nil and the average number of employees employed by Mytheresa Group was 805, of which all work outside the Netherlands.

The management board see it as their task to further increase and make productive use of the various aspects of diversity - beyond setting targets for the proportion of women on the management board and in management positions. As positions become available, the management board will strive for a more well-balanced composition.

Currently, the management board consists of five members. Namely these are Mr. M. Kliger (CEO), Mr. M. Beer (CFO) (both appointed on September 21, 2020), Mr. S. Dietzmann (COO), Ms. I. May (CCEO) and Mr. G. Locke (CGO) (each of them appointed on January 8, 2021).

Currently the supervisory board of the Mytheresa Group consists of seven members. Namely these are Mr. D. Gies (appointed on September 17, 2020), Mr. D. Kaplan (appointed on January 7, 2021), Mr. C. Ruggiero (appointed on September 17, 2020), Ms. M. Lao (appointed on November 19, 2020), Ms. S. G. Saideman (appointed on November 19, 2020), Ms. M. Tod (appointed on January 7, 2021) and Mr. Zahnd (appointed on December 12, 2020).

Due to the international nature of our business and pursuant to a prior shareholder authorization, our Dutch statutory annual accounts and annual report have been prepared in the English language.

4.	Financial information

Overview

Net income of the Mytheresa Group for the 24 month period ended June 30, 2020 amounts to €8.0 million.

During that period, Mytheresa Group had cash flows provided by operating activities which amount to €12.9 million, Cash Flows used in investing activities which amount to €4.3 million and Cash Flow used in financing activities which amount to €3.0 million.

Net Sales

For the 24-months period ended June 30, 2020 net sales amounted to €828,6 million. Net sales increased by €70.4 million, or 18.6%, from €379.1 million for financial year 2019 to €449.5 million for financial year 2020. For that period, the active customers grew by 21.7% to over 486,000. Total orders shipped increased by 20.7% from 905,000 orders during financial year 2019 to 1,092,000 during financial year 2020 resulting in 1,997,000 total orders shipped for the 24-months period ended June 30, 2020. Total orders shipped increased due to the growth in active customers. Active customers grew on the base of strong customer retention due to the continuous effort to win new customers with the effective use of media channels, such as the proprietary marketing attribution system focused on customer journeys across media channels and their predictive lifetime value. In addition, there is a constant improvement of the utilization of data analytics and algorithms to optimize the paid marketing efforts and bidding strategies. Year over year, the marketing efforts increased and achieved a significant improvement in the customer acquisition costs. During that time period, the order return rate remained consistent, with returned orders constituting 34.0% and 33.0% of total orders during financial year 2019 and financial year 2020, respectively. The increase in active customers and total orders shipped was partially offset by a decrease in average order value from €614 in financial year 2019 to €600 in financial year 2020.

During the 24-months period ended June 30, 2020 Mytheresa Groups Online segments net sales increased by 145,4 million and for financial year 2019 and financial year 2020, Mytheresa Groups Online segments net sales increased by €73.5 million and €71.9 million, respectively, representing increases of 25.2% and 19.7%, respectively, over the prior year, resulting from an overall increase in shipped orders in each period.

During the 24-months period ended June 30, 2020 orders shipped amounted to 1,997,000 in total. For financial year 2019 and financial year 2020, orders shipped increased by 28.6% to 905,000 orders and by 20.7% to 1,092,000 orders, respectively.

During the 24-months period ended June 30, 2020 Mytheresa Groups Online segments EBITDA amounted to €58.8 million. For financial year 2019 and financial year 2020, Mytheresa Groups Online segments EBITDA increased by €6.4 million and €5.9 million, respectively, representing increases of 31.6% and 22.3%, respectively. During financial year 2019 and financial year 2020, the increases in EBITDA primarily resulted from increases in gross profit of €33.0 million and €32.3 million, respectively, offset by increases of €26.6 million and €26.7 million, respectively, in operating expenses.

During the 24-months period ended June 30, 2020 Mytheresa Groups Retail Store segments’ net sales amounted to €25,6 million. During financial year 2019, Mytheresa Groups Retail Store segment’s net sales increased by €2.0 million, or 17.7%. The increase resulted from greater product sales at Mytheresa Groups Munich flagship boutique location and the fact that the Store was closed for more than three months during financial year 2018 for refurbishment. During financial year 2020, Mytheresa Groups Retail Store segments net sales decreased by €1.5 million, or 11.0%, primarily resulting from the closure of the store in the center of Munich due to governmental restrictions in connection with the COVID-19 pandemic. During financial year 2019, Mytheresa Groups Retail Store segments EBITDA increased by €1.9 million, primarily resulting from an increase in gross profit of €1.6 million, together with a decrease in operating expenses of €0.3 million. The decrease in operating expenses primarily resulted from a decrease in expenses for refurbishment that were not incurred in financial year 2019. During financial year 2020, Mytheresa Groups Retail Store segments EBITDA decreased by €0.7 million, primarily resulting from a decrease in gross profit by €0.3 million, together with an increase in operating expenses of €0.4 million primarily resulting from increased marketing efforts.

Cost of Sales

Cost of sales for the 24-months period ended June 30, 2020 amounted to €440,956 thousand. In financial year 2020 cost of sales increased by €38.1 million, or 18.9%, compared to financial year 2019. The increase mainly resulted from an increase in total orders shipped. As a result, Mytheresa Groups cost of sales as a percentage of net sales, remained relatively consistent at 53.3% for financial year 2020, compared to 53.1% for financial year 2019. For the 24-months period ended June 30, 2020 the cost of sales as a percentage of net sales was 53,2%. The consistency of Mytheresa Groups cost of sales as a percentage of net sales reflects Mytheresa Groups high and full price sell through and Mytheresa Groups focus on maintaining price integrity with Mytheresa Groups brand partners.

Shipping and payment costs

Shipping and payment costs amounted to €97 million for the 24-months period ended June 30, 2020. They increased by €8.8 million, or 19.95%, from €44.1 million for financial year 2019 to €52.9 million for financial year 2020 driven by an increased number of orders shipped. As a percentage of net sales, shipping and payment costs remained consistent at 11.8% in financial year 2020 compared to 11.6% in financial year 2019. For the 24-months period ended June 30, 2020 shipping and payment costs as a percentage of net sales were 11,7%.

Marketing expenses

For the 24-months period ended June 30, 2020 marketing expenses amounted to €118 million. They increased by €6.7 million, or 12.1%, from €55.8 million for financial year 2019 to €62.5 million for financial year 2020. Online marketing expenses constituted approximately €4.5 million of the increase, due to an increase in overall advertising volume and number of customers acquired.

As a percentage of net sales, marketing expenses decreased from 14.7% in financial year 2019 to 13.9% in financial year 2020 resulting in 14,2% for the 24-months period ended June 30, 2020. The decrease resulted from lower customer acquisition costs, which decreased from €192 per customer in financial year 2019 to €173 per customer in financial year 2020. The decrease in customer acquisition costs was driven by an increase in effectiveness of Mytheresa Groups online marketing activities, including a decreased reliance on paid search engine advertising and an increased use of unpaid marketing channels and more effective focus on predictive customer lifetime value. Additionally, creative expenses increased by approximately €1.3 million due to increased spending on the production of curated content for Mytheresa Groups sites.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.

Personnel-related expenses increased by €9.3 million, or 22.4%, from €41.6 million for financial year 2019 to €50.9 million for financial year 2020 resulting in a total of €92.5 million for the 24-months period ended June 30, 2020. The overall increase in personnel expenses is attributable to a 21.1% increase in the number of employees during financial year 2020. The main drivers of the increase in personnel-related expenses are the increase in orders shipped and the addition of new team members relating to the launch of Mytheresa Groups menswear category. Overall, personnel expenses as a percentage of net sales remained consistent at 11.3% in financial year 2020 compared to 11.0% in financial year 2019 and 11,16% for the 24-months period ended June 30, 2020.

Other general and administrative expenses amounted to €25.9 million for the 24-months period ended June 30, 2020. They increased by €5.1 million, or 49.04%, from €10.4 million for financial year 2019 to €15.5 million for financial year 2020. The increase resulted primarily from costs associated with Mytheresa Groups initial public offering, which amounted to €5.2 million during financial year 2020.

Depreciation and amortization

Depreciation and amortization expenses amounted to €15.6 million for the 24-months period ended June 30, 2020. For financial year 2020 they remained consisted at €7.9 million, compared to €7.7 million during financial year 2019. Depreciation and amortization expense related to right-of-use assets capitalized under IFRS 16 was €10.2 million for the 24-months period ended June 30, 2020.

Finance expenses, net

Finance expenses consisted of the following:

Shareholder financing—During the 24-months period ended June 30, 2020 interest expense and foreign currency exchange losses from Mytheresa Groups Shareholder Loans and Retired Shareholder loans were €16.1 million and €6.9 million, respectively. In financial year 2019, interest expense and foreign currency exchange losses from Mytheresa Groups Shareholder Loans and Retired Shareholder loans were €8.6 million and €4.7 million, respectively. During financial year 2020, interest expense from these loans decreased to €7.5 million, while foreign currency exchange losses of €2.2 million were experienced. Following the consummation of this offering, a reduction in the amount of Shareholder Loans outstanding is expected.

Revolving Credit Facilities—Total interest expense on Mytheresa Groups Revolving Credit Facilities was €1.1 million for the 24-months period ended June 30, 2020 as well as €0.2 million and €1.0 million during financial year 2019 and financial year 2020, respectively. The increase in interest expense resulted from increased borrowing to finance inventory purchases during financial year 2020.

Leases—Total interest expense on leases capitalized under IFRS 16 was €1 million for the 24-months period ended June 30, 2020 (€0.5 million in both financial year 2019 and financial year 2020).

Liquidity and Capital Resources

The Mytheresa Group has financed its operations primarily through cash generated from its operating activities. Its primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes including income taxes. Mytheresa Groups capital expenditures consist primarily of capital improvements to the facilities and headquarters. Mytheresa Groups primary sources of liquidity are cash generated from Mytheresa Groups operations, available cash and cash equivalents and Mytheresa Groups Revolving Credit Facilities, which have a combined line of credit of €90 million. Mytheresa Groups Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of Mytheresa Groups business. While the Mytheresa Group has a stable and growing customer base that has provided it with annual increases in net sales and corresponding cash inflows, the Mytheresa Group experiences seasonal increases in cash expenditures during the first and third quarters of each financial year as Mytheresa Groups inventory is built, offset by increases in revenues during the second and fourth quarters. As a result, the Mytheresa Group experiences fluctuations in cash flows throughout the year.

Operating activities

During the 24-months period ended June 30, 2020 operating activities generated €12.9 million in cash and cash equivalents, primarily resulting from net income of €8 million, after consideration of non-cash charges of €47.8 million and changes in operating assets and liabilities of €33.4 million, along with income taxes paid of €9.4 million. Net cash used by changes in operating assets and liabilities for the 24-months period ended June 30, 2020 consisted primarily of a €62.4 million increase in inventories and a €9.8 million increase in other assets, partially offset by a €30.5 million increase in other liabilities, a €4.9 million increase in trade and other payables, and a €2.9 million increase in contract liabilities. In financial year 2020, operating activities generated €10.6 million in cash and cash equivalents, primarily resulting from net income of €6.4 million, after consideration of non-cash charges of €22.5 million and changes in operating assets and liabilities of €16.1 million, along with income taxes paid of €2.2 million. Net cash used by changes in operating assets and liabilities for financial year 2020 consisted primarily of a €33.1 million increase in inventories and a €10.5 million increase in other assets, partially offset by a €17.9 million increase in other liabilities, a €6.7 million increase in trade and other payables, and a €2.2 million increase in contract liabilities. The increase in inventories resulted from an overall increase in purchasing to support forecasted net sales in financial year 2021. The increase in other assets resulted primarily from a €4.8 million increase in receivables from payment service providers due to a switch in service providers, and €2.3 million in capitalized IPO costs. The increase in other liabilities resulted from greater inventory purchases, along with related increases in shipping costs and marketing expenses, in addition to accrued employee benefit liabilities.

Investing activities

Cash used in investing activities was €4.3 million for the 24-months period ended June 30, 2020 and €2.4 million in financial year 2020. They were primarily related to the opening of Mytheresa Groups new Men’s store in Munich and purchases of office equipment.

Financing activities

Cash used in financing activities during the 24-months period ended June 30, 2020 was €3 million. In financial year 2020 Cash used in financing activities was €0.9 million, consisting of €4.3 million in lease payments and €3.0 million in interest payments. The €3.0 million in interest payments were primarily related to voluntary interest payments related to Mytheresa Groups Shareholder Loans. These payments were partially offset by €6.4 million in net proceeds from Mytheresa Groups Revolving Credit Facilities.

5.	Risks and uncertainties

Main risks and uncertainties

The Board of Directors has the ultimate responsibility for managing risks and setting up the internal control framework. the operating entities are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They must act in accordance with the policies and standards set by the Board. Compliance with these policies and standards is discussed with, and reviewed by, management on Group level.

With respect to the effectiveness of Mytheresa Groups IT general controls, the Mytheresa Group is in the process of establishing formal processes and controls for information systems that are key to the preparation of Mytheresa Groups consolidated financial statements, including access and change controls. In the near term, the Mytheresa Group has engaged external advisors who are providing financial accounting assistance, in addition to evaluating the design, implementation and operating effectiveness of Mytheresa Groups internal controls over financial reporting.

Strategic risks

Due to Mytheresa Groups global business it is exposed to different local cultures, standards and policies.

If Mytheresa Group invests substantial time and resources to establish and expand its operations in various international markets and is unable to do so successfully and in a timely manner, its results of operations would suffer. In addition, if Mytheresa group is not able to attract new customers and retain existing customers in such markets, the company might not be able to grow its business, which may have an adverse effect on its business, financial condition, results of operations and prospects.

The Mytheresa Group considers products that are in high demand by the customers in its procurement planning. The company interacts closely with the commercial department to avoid negative margins, the controlling department monitors KPIs regularly. It monitors the market, gathers the relevant data and keeps cultural and language challenges in mind, as well as legal/regulatory compliance issues when expanding the business to new countries.

Climate change and related regulatory responses as well as customer awareness may adversely impact Mytheresa Groups business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource our brand partners use to make the products that the Company sells, disrupt our brand partners’ supply chain operations, increase the cost of our brand partners’ products and impact the types of products that customers purchase could have an adverse impact on our business and results of operations.

Any adverse impact on Mytheresa Groups relationship with the limited number of brand partners from whom a significant portion of Mytheresa Groups net sales is generated could have a material adverse effect on Mytheresa Groups business and results of operations.

Mytheresa Group establishes within the brand partner relationship management a close alignment to the brand partners. The company operates shared promotions and shared client relationship management by hosting PR-events and value precise purchase orders. Furthermore, there are specific contract clauses and codes of conduct, the vendor is evaluated based on KPIs and the business partners are integrated in terms of communication, processes and innovation.

Operational risks

Due to potential IT security gaps or hacker attacks (e.g. cyber attacks in form of phishing, DDOS-attacks, malware, social engineering, adware, advanced persistent threats) there is a risk that the internet presence or the internal IT systems (e.g. ERP) would not be accessible.

Mytheresa has a definition of back-up processes for all relevant IT systems, a definition and documentation of the technical and organizational measures (TOMs) of the GDPR and firewalls. In addition, the company has a data protection compliance.

System interruptions that impair customer access to Mytheresa Groups sites or other performance failures in Mytheresa Groups technology infrastructure could damage Mytheresa Groups business, reputation and brand and substantially harm Mytheresa Groups business and results of operations.

Approximately 97% of Mytheresa Group’s consolidated net sales for the financial year 2020 were generated from sales on the company’s sites. The satisfactory performance, reliability and availability of its sites, transaction-processing systems and technology infrastructure are critical to its reputation and its ability to acquire and retain customers, as well as maintain adequate customer service levels. Mytheresa Group outsources the vast majority of its cloud infrastructure to underlying third-party cloud-based services, which host its sites and products.

Any slowdown or failure of Mytheresas´ sites and the underlying third-party cloud-based services could harm its business reputation and its ability to acquire, retain and serve its customers, which could adversely affect the company’s results of operations and its business interruption insurance my not be sufficient to compensate it for the losses that could occur. Furthermore, compensation for, or indemnification from, damages resulting from capacity constraints or other limitations of its contractual partners might be limited due to contractual exclusions, limitations of liability or warranty provisions.

For mitigation Mytheresa initiated back-up processes of IT systems and data protection compliance, a proper server and network monitoring and a definition of the recovery time objective (RTO) (the maximum time tolerable without access to the application) and a recovery point objective (RPO) (the maximum data loss that can be tolerated). Furthermore, the company defines and enforces a change management process to ensure that failures do not occur when something is modified. Also, proper end-to-end-testing procedures to ensure quality across whole processes were implemented.

Risks related to the financial position & financial reporting

Mytheresa Groups credit facilities contain restrictive covenants that may limit Mytheresa Groups operating flexibility.

If Mytheresa Groups internal control over financial reporting or Mytheresa Groups disclosure controls and procedures are not effective, it may not be able to accurately report its financial results, prevent fraud or file its periodic reports in a timely manner, which may cause investors to lose confidence in Mytheresa Groups reported financial information and may lead to a decline in the ADS price.

A dedicated sub team (payment department) in the finance department is responsible for the early detection of fraud cases. In addition to the information available from the credit card companies, a separate system (individual and computer-supported scoring tables) was developed for this purpose.

Failure to maintain proper and effective internal control over financial reporting could impair Mytheresa Groups ability to produce accurate and timely consolidated financial statements and harm Mytheresa Groups operating results, Mytheresa Groups ability to operate Mytheresa Groups business and investors’ views of it.

Risks related to laws and regulations

A failure to comply with current laws, rules and regulations related to internet, ecommerce and trade sanctions or changes to such laws, rules and regulations and other legal uncertainties may adversely affect Mytheresa Groups business, financial performance, results of operations or business growth.

Mytheresa Group implements effective compliance policies and ensures respective communication and education on those policies to its employees. The company stays informed of the various regulations with which the company must comply across all jurisdictions in which it operates and stays abreast of any changes. It schedules regular checks throughout the organization and maintains strong compliance administration and oversight across the organization. Mytheresa implements escalatory processes for reporting wrongdoing and suspected violations along with effective follow-up receipt of allegations meriting investigation.

Compliance with current and future laws and regulations and Mytheresa Groups contractual obligations relating to privacy, data protection and customer protection increases Mytheresa Groups operating costs. Failure to comply with such laws or regulations could adversely affect Mytheresa Groups business, financial condition and results of operations.

Inappropriate compliance with data protection regulations and inadequate data security guarantees may lead to legal and reputational problems.

All data protection relevant topics are processed together with an external data protection officer. There are consents for newsletter, cookie banners, special training with customer service, including consumer protection and authentication measures. Also there is an appointment of an external data protection officer and inclusion of data protection module in compliance e-learning.

Adverse litigation judgments or settlements resulting from legal proceedings in which the Mytheresa Group may be involved could expose it to monetary damages or limit Mytheresa Groups ability to operate its business.

Mytheresa Group is subject to customs and international trade laws that could require it to modify its current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit Mytheresa Groups growth and cause it to suffer reputational damage.

Mytheresa Groups tax burden could increase due to changes in tax laws, tax rates, tax practice, tax treaties, or tax regulations, their application or interpretation, or as a result of future tax audits.

Mytheresa Group practices a sanction list screening and assignment of external tax consultants (locally). It timely files or lodges requisite taxation information to maintain tax master data and tax policies and procedures. The company reports regularly complete and accurate information and monitors tax requirements and if applicable interpret and incorporate new tax requirements in its system regularly. Processes and clearly defined roles & responsibilities as well as back-up structures are standardized. Sufficient, shared and sustainable tax knowledge and awareness throughout the company is given.

6.	Risk management policy of financial instruments

Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mytheresa Group has exposure to the following risks arising from financial instruments:

Currency risk

Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro. Mytheresa Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars.

Before the start of a season, the expected sales volume in foreign currencies for the upcoming six months is hedged by means of a currency hedge. Suitable currency hedging instruments are Zero-Cost-Collar-Hedging, Forward exchange transaction and the call option.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates or interest rates will affect Mytheresa Group’s income or the value of its financial instruments. Mytheresa Group manages its market risk on a centralized basis with the objectives of managing and controlling market risk exposures within acceptable parameters.

Credit risk

Credit risk is the risk of financial loss if a customer or a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the accounts receivable of the Company from its customers. It has limited exposure to counterparty credit risk as its majority of its account’s receivables are established payment service provider.

Liquidity risk

Liquidity risk is the risk that Mytheresa Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. Mytheresa Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables to ensure that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or creating other risks.

7.	Corporate social responsibility information

Within Mytheresa Groups values, corporate social responsibility themes are embedded. For example, the Mytheresa Group builds lasting relationships based on respect and care for people, communities, and the environment. Furthermore, Mytheresa Group strives to be great place to work for its employees, and to have close partnerships throughout the supply chain.

8.	Research and development activities

The Mytheresa Group does not perform any research and development activities. Currently, there are also no intensions to do so soon.

9.	Future developments of the Group

No material change in activities is contemplated for the coming year. Due to the ongoing growth of the online luxury market it is expected that the result of the Mytheresa Group can be increased in the next years.

Given the strong projected growth of the luxury market, Mytheresa Group also believes it has a significant opportunity to expand its customer base in both Mytheresa Groups existing and new markets. The Mytheresa Group expects to attract new customers in all geographies including Europe, as well as the United States and Asia. For the financial year 2021 Mytheresa Group expects net sales growth above the financial year 2020 levels driven by an accelerated market shift to online luxury demand and the continuous support of the Mytheresa Group from customers and brand partners. The Mytheresa Group expects to win more new customers than in the financial year 2020 and will show a strong growth in orders shipped. Adjusted EBITDA, adjusted Operating Income and Adjusted net income all will grow significantly. Net income will decrease due to IPO related share-based compensation and IPO preparation and transaction costs. Mytheresa Group will continue to grow its employee base in all departments, especially with regard to the warehouse staff. Capital expenditure need in the financial year 2021 will be in line with previous years. Due to the Initial Public Offering of shares in January 2021, the Company has sufficient funds to finance the strong projected growth and respective potential changes in the number of employees.

10.	Corporate Governance code

Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain why they have chosen to deviate from such provisions.

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting.

The Company acknowledges the importance of good corporate governance. Therefore, the Company complies with the relevant best practice provisions of the Dutch Corporate Governance Code since its listing on the New York Stock Exchange on January 21, 2021. The Company will disclose the provisions regarding the Dutch Corporate Governance code in the annual report over next financial year, including the in control statement by the Management Board, the Supervisory Board report and remuneration report.

Currently, the known deviations from the Dutch Corporate Governance Code are among others related to the provisions regarding the independence of the Supervisory Board members and the Composition of the Committees. Four out of the seven Supervisory Board members, being Mr. Kaplan (Ares) Mr. Ruggiero (CPPIB), Mr. Gies (Ares) and Ms. Saideman (member of the Board of Directors of MYT Holding) are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding or on the Board of MYT Holding. The same goes for the Nominating, Governance and Compensation Committee which consists of four supervisory directors, three of whom are not considered to be independent under the Dutch Corporate Governance Code. Of the five members on the Audit Committee, three are not considered to be independent under the Dutch Corporate Governance Code. These members are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having directors part of the Supervisory Board and the Nominating, Governance and Compensation Committee would better align their interests with those of the shareholders and is regarded as an indication of long term commitment and provide the benefit of the expertise and historical experience with the Company’s business.

Another deviation from the Dutch Corporate Governance Code relates to the appointment of a secretary to the Management Board, which has taken place at April 15, 2021.

The Dutch Corporate Governance Code states that Supervisory board members may not be awarded remuneration in the form of shares and/or rights to shares. As the Company is listed on the NYSE, the Company also follows certain common U.S. governance practices, among others the customary practice of global companies listed on NYSE to remunerate Supervisory Board members partly with share grants. The members of the Supervisory Board will be granted restricted share awards, in the form of ADSs, that will vest in their entirety at the end of calendar year 2021.

Last, the Dutch Corporate Governance Code provides a best practice provision that the general meeting of a company not having a statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by a majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one-third. However, pursuant to the Articles of Association, a qualified majority of at least two-third of the votes cast, representing more than one half of the Company’s share capital, is required to cancel the binding nature of a nomination for the appointment of a member of the Management Board to better align the Company’s governance with the governance practices of companies listed in the U.S. where senior management is appointed by the board of directors, or in this case the Supervisory Board.

11.	Impacts to the Company due to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter in place orders and mandatory closures. Although the pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic. While the flagship retail store and men’s location in Munich were closed during much of March and April 2020, Mytheresa Group continued to offer customers an uninterrupted boutique luxury shopping experience from its online business, which constitutes 97% of net sales.

To date, Mytheresa Group incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or its in-house operations. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with warehouse and logistics functions remaining in operation throughout the pandemic. Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in the central warehouse facility in Heimstetten, Germany.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt Mytheresa Group’s supply chain, impact future sales, and require other changes to operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of the Mytheresa Group’s goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

12.	Other information and subsequent events

Subsequent events

Mytheresa Group evaluated subsequent events for recognition or disclosure through May 14, 2021, the date the financial statements were available to be issued and has concluded that there are no subsequent events requiring disclosure in the financial statements.

Other information

On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million (€284.1 million, based on an exchange rate of €1.00 = $1.2116) and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The sole shareholders will reimburse the Company for costs incurred with the selling of the sole shareholder’s shares.

The shares started trading on the New York Stock Exchange on January 21, 2021, under the ticker symbol “MYTE” and the offering closed on January 25, 2021.

In January 2021, the supervisory board approved the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which the Company is entitled to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and third party service providers of up to 13.75% of the outstanding share capital of the Company. In connection with its IPO, the Company issued 2,029,830 share awards to certain members of its key management on January 20, 2021.

On January 26, 2021, MGG exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170,0 million ($ 206,6 million). In addition, MGG and its subsidiaries fully repaid any borrowings under the revolving credit facilities.

Amsterdam, May 14, 2021

The Management Board,

M. Kliger	M. Beer

CEO	CFO

[appointed on September 21, 2020]	[appointed on September 21, 2020]

S. Dietzmann	I. May

COO	CCEO

[appointed on January 8, 2021]	[appointed on January 8, 2021]

G. Locke

CGO

[appointed on January 8, 2021]

II.	Financial Statements

MYT Netherlands Parent B.V.

A.1 Consolidated Statements of Profit and loss and Comprehensive Income

		Period from July 1, 2018 to	Year ended June 30,
(in € thousands)	Note	June 30, 2020*	2020*	2019*
Net sales	A.5.8	828,573	449,487	379,086
Cost of sales, exclusive of depreciation and amortization	A.5.16	(440,956)	(239,546)	(201,410)
Gross profit		387,617	209,941	177,676
Shipping and payment cost		(96,961)	(52,857)	(44,104)
Marketing expenses		(118,274)	(62,507)	(55,767)
Selling, general and administrative expenses	A.5.9	(118,465)	(66,427)	(52,038)
Depreciation and amortization	A.5.13, A.5.14, A. 5.15	(15,571)	(7,885)	(7,686)
Other income, net	A.5.10	1,640	645	995
Operating income		39,986	20,910	19,076
Finance income and expenses	A.5.11	(25,105)	(11,119)	(13,986)
Income before income taxes		14,881	9,791	5,090
Income tax expense	A.5.12	(6,880)	(3,441)	(3,439)
Net income		8,001	6,350	1,651
Other comprehensive income		6,136	4,730	1,406
Comprehensive income		14,137	11,080	3,057

Basic and diluted earnings per share	A.5.5.1l), A.5.27	€0.11	€0.09	€0.02
Weighted average ordinary shares outstanding (basic and diluted)		70,190,687	70,190,687	70,190,687

* The consolidated statement of profit and loss and comprehensive income from July 1, 2018 to June 30, 2020 represent the consolidated reporting period of the Company. The consolidated statement of profit and loss and comprehensive income over the years 2019 and 2020 are added for information purposes, refer to the basis of preparation in note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.2 Consolidated Statements of Financial Position

(after profit appropriation)

(in € thousands)	Note	June 30, 2020*	June 30, 2019*
Assets
Non-current assets
Intangible assets and goodwill	A.5.13	154,966	155,208
Property and equipment, net	A.5.14	9,570	9,804
Right-of-use assets	A.5.15	19,001	17,711
Prepayment option	A.5.26	-	184
Total non-current assets		183,537	182,907
Current assets
Inventories	A.5.16	169,131	136,034
Trade and other receivables	A.5.17	4,815	5,648
Other assets	A.5.18	18,950	8,440
Cash and cash equivalents		9,367	2,120
Total current assets		202,263	152,242
Total assets		385,800	335,149

Shareholders’ equity and liabilities
Subscribed capital	A.5.19	1	72
Capital reserve	A.5.19	91,008	148,960
Accumulated Deficit		(28,234)	(34,584)
Accumulated other comprehensive income		1,602	(3,128)
Total shareholders’ equity		64,377	111,320

Non-current liabilities
Shareholder Loans	A.5.20	191,194	126,079
Other liabilities	A.5.23	5,905	3,515
Tax liabilities	A.5.21	3,853	975
Provisions	A.5.22	582	782
Lease liabilities	A.5.15	13,928	13,675
Deferred tax liabilities	A.5.12, A.5.24	1,130	5,192
Total non-current liabilities		216,592	150,218
Current liabilities
Liabilities to banks	A.5.20	10,000	3,649
Lease liabilities	A.5.15	5,787	4,689
Contract liabilities	A.5.8	6,758	4,548
Trade and other payables		36,158	29,413
Other liabilities	A.5.23	46,128	31,312
Total current liabilities		104,831	73,611
Total liabilities		321,423	223,829
Total shareholders’ equity and liabilities		385,800	335,149

*The consolidated statement of financial position as of June 30, 2020 represents the consolidated reporting balance sheet of the Company. The consolidated statement of financial position as of June 30, 2019 is added for information purposes, refer to the basis of preparation in note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.3 Consolidated Statements of Changes in Equity

(in € thousands)*	Subscribed capital	Capital reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
Balance as of July 1, 2018	72	148,808	(36,235)	(4,534)	108,111
Net income	-	-	8,001	-	8,001
Other comprehensive income				6,136	6,136
Comprehensive income	-	-	8,001	6,136	14,137
Legal Reorganization	(71)	36,252			36,181
Distribution		(191,207)			(191,207)
Contribution		96,938			96,938
Share-based compensation		217			217
Balance as of June 30, 2020	1	91,008	(28,234)	1,602	64,377

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
Balance as of July 1, 2019	72	148,960	(34,584)	(3,128)	111,320
Net income	-	-	6,350	-	6,350
Other comprehensive income	-	-	-	4,730	4,730
Comprehensive income	-	-	6,350	4,730	11,080
Legal Reorganization	(71)	36,252			36,181
Distribution	-	(191,207)	-	-	(191,207)
Contribution	-	96,938	-	-	96,938
Share-based compensation	-	65	-	-	65
Balance as of June 30, 2020	1	91,008	(28,234)	1,602	64,377

Balance as of July 1, 2018	72	148,808	(36,235)	(4,534)	108,111
Net income	-	-	1,651	-	1,651
Other comprehensive income	-	-	-	1,406	1,406
Comprehensive income	-	-	1,651	1,406	3,057
Share-based compensation	-	152	-	-	152
Balance as of June 30, 2019	72	148,960	(34,584)	(3,128)	111,320

* The consolidated statements of changes in equity from July 1, 2018 to June 30, 2020 represent the consolidated reporting period of the Company. The consolidated statements of changes in equity over the years 2019 and 2020 are added for information purposes, refer to the basis of preparation in note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.4 Consolidated Statements of Cash Flows

		Period from July 1, 2018 to	Year ended June 30,
(in € thousands)	Note	June 30, 2020*	2020*	2019*
Net income		8,001	6,350	1,651
Non-Cash items
Depreciation and amortization	A.5.13, A.5.14, A.5.15	15,571	7,885	7,686
Finance expenses, net	A.5.11	25,105	11,119	13,986
Share-based compensation	A.5.25	217	65	152
Income tax expense	A.5.12	6,880	3,441	3,439
Change in operating assets and liabilities
Increase (decrease) in provisions	A.5.22	(199)	(200)	1
(Increase) in inventories	A.5.16	(62,416)	(33,097)	(29,319)
(Increase) decrease in trade and other receivables		745	833	(088)
(Increase) decrease in other assets	A.5.18	(9,886)	(10,510)	624
Increase in other liabilities	A.5.23	30,536	17,894	12,642
Increase in contract liabilities		2,900	2,210	690
Increase (decrease) in trade and other payables		4,878	6,745	(1,867)
Income taxes paid		(9,406)	(2,176)	(7,230)
Net cash (used in) provided by operating activities		12,926	10,559	2,367
Expenditure for property and equipment and intangible assets		(4,265)	(2,420)	(1,845)
Proceeds from sale of property and equipment		-	-	-
Net cash (used in) investing activities		(4,265)	(2,420)	(1,845)
Proceeds from bank liabilities	A.5.20	116,399	90,750	25,649
Repayment of liabilities from banks	A.5.20	(106,399)	(84,399)	(22,000)
Lease payments		(9,326)	(4,256)	(5,070)
Interest paid	A.5.11	(3,644)	(2,973)	(671)
Net cash (used in) provided by financing activities		(2,970)	(878)	(2,092)
Net (decrease) increase in cash and cash equivalents		5,691	7,261	(1,570)
Cash and cash equivalents at the beginning of the period		3,690	2,120	3,690
Effects of exchange rate changes on cash and cash equivalents		(14)	(14)	-
Cash and cash equivalents at end of the period		9,367	9,367	2,120

* The consolidated statement of cash flows from July 1, 2018 to June 30, 2020 represents the consolidated reporting period of the Company. The consolidated statement of cash flows for 2019 and 2020 are added for information purposes, refer to the basis of preparation in note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.5 Notes to the Consolidated Financial Statements

(Amounts in € thousands, except share and per share data)

A.5.1 General

a)	Reporting entity and relationship with parent company (companies)

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability, incorporated by MYT Intermediate Holding Co. under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address and headquarters of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the Dutch Chamber of Commerce under number 74988441.

As of June 30, 2020, 100% of the shares of the Company were held by MYT Ultimate Parent LLC, Dallas, USA.

These consolidated financial statements comprise the Company and its subsidiaries (collectively the ‘Group’ and individually ‘Group companies’). These financial statements cover the period July 1, 2018 up to and including June 30, 2020. For information purposes a breakdown of the extended financial year into the years 2019 (from July 1,2018 up to and including June 30, 2019) and 2020 (July 1, 2019 up to and including June 30, 2020) and the balance sheet as per June 30, 2019 is added. For further explanation refer to Note A.5.1b.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

Except where the context otherwise requires or where otherwise indicated, references to the MYT Netherlands Parent B.V., or the Company, includes the predecessor Mariposa I. S.à.r.l. (“Mariposa I”), which was merged into the Company as of August 28, 2019. The consolidated financial statements include the results of MGG and Mariposa I for the period prior to the incorporation of the Company, as the Company is the successor of Mariposa I and the merger of Mariposa I into the Company is accounted for as a legal reorganization (see Note A.5.3).

b)	Financial reporting period

The Company is incorporated on May 31, 2019 and has, according to the articles of association an extended financial year which ended at the balance sheet date of June 30, 2020.

As the Company acquired Mariposa I under common control (refer to note A.5.4) the Company decided to represent its comparatives and adjust its current reporting period before the date of the transaction as if the combination had occurred before the start of the earliest period presented.

The company presents a 13 month period within its’ Financial Statements (refer to Note B.3.2 on page 59). According to IAS 1.36(a) a company can present financial statements for a period longer than one year. The reason for using a longer period is the comparability between the Financial Statements and the consolidated financial statements. Therefore, these financial statements cover the 24-months period ended June 30, 2020. For information purposes a breakdown of the extended financial year into the years 2019 (from July 1, 2018 up to and including June 30, 2019) and 2020 (July 1, 2019 up to and including June 30, 2020) and the balance sheet as per 30 June 2019 is added. Mytheresa Group’s year ends June 30.

c)	Going concern

The financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

d)	Application of Section 402, Book 2 of the Dutch Civil Code

The financial information of the Company is included in the consolidated financial statements. For this reason, in accordance with Section 402, Book 2 of the Dutch Civil Code, the separate profit and loss account of the Company exclusively states the share of the result of participating interests after tax and the other income and expenses after tax.

For an appropriate interpretation of these statutory financial statements, the consolidated financial statements of the Company should be read in conjunction with the separate financial statements, as included under pages 57 to 71.

A.5.2       Basis of presentation

a)	Statement of compliance

The consolidated financial statements of the Company are part of the statutory financial statements of the Company. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”), and with Section 2:362(9) of the Dutch Civil Code.

The consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on May 14, 2021.

As this is the first set of financial statements of the Company IFRS 1 applies.

b)	Basis of measurement

The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

c)	Functional and presentation currency

The functional currency of the Company is the U.S. Dollar (“USD”). The presentation currency of Mytheresa Group is Euro. Currency translation differences are recorded within the foreign currency translation reserve.

A.5.3 Related Party Financing Arrangements

Following the acquisition by Neiman Marcus in 2014, Mytheresa Group had a series of related party financing arrangements with its shareholders (collectively, the “Shareholder Loans”). These financing arrangements consisted of the following:

•          Convertible Preferred Equity Certificate—MYT Intermediate Holding Co., the direct parent of Mytheresa Group, held two Convertible Preferred Equity Certificates (“CPEC”) due from Mariposa I. The CPEC, which had a combined carrying amount of €36,095 thousand on June 30, 2019 and was classified within Shareholder Loans, are no longer outstanding following the Prior Restructuring Transactions (defined below) in July 2019.

•          Variable Interest Shareholder Loans—Through its former subsidiary Mariposa Luxembourg II S.a.r.l. (“Mariposa II”), Mytheresa Group was party to two related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to MYT Intermediate Holding Co. These loans, which had a combined carrying amount of €89,984 thousand on June 30, 2019 and were classified within Shareholder Loans, were cancelled in February 2020 and are no longer outstanding following the Prior Restructuring Transactions.

•          Fixed Interest Shareholder Loans—Prior to February 28, 2020, MGG, an indirect subsidiary of Mariposa I, was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V. (and formerly to other companies in the Mytheresa Group). As part of the Prior Restructuring Transactions, these previously intercompany loans were reassigned to MYT Intermediate Holding Co, the direct shareholder of Mytheresa Group. As of June 30, 2020, the Fixed Interest Shareholder Loans had an outstanding balance of €191,194 thousand classified within Shareholder Loans as of June 30, 2020.

Mytheresa Group did not receive any cash proceeds under these financing arrangements. Refer to Note 20 for further details regarding the Shareholder Loans.

A.5.4	Prior Restructuring Transactions

Until July 23, 2019, Mytheresa Group was a consolidated group of legal entities with Mariposa I as its parent. Mytheresa Group underwent a series of transactions (collectively the “Prior Restructuring Transactions”), which resulted in MYT Netherlands Parent B.V. becoming the parent of Mytheresa Group.

•	On May 31, 2019, MYT Netherlands Parent B.V. was formed by MYT Intermediate Holding Co. as a holding company with 1,000 ordinary shares and initial share capital of USD 1,000. Following its formation, MYT Netherlands Parent B.V. became a direct subsidiary of MYT Intermediate Holding Co. On July 24, 2019, MYT Intermediate Holding Co. contributed its shares held in Mariposa I and the CPEC receivable from Mariposa I to MYT Netherlands Parent B.V., whereby MYT Netherlands Parent B.V. became the direct parent of Mariposa I (the “Legal Reorganization”). This transaction was treated as a legal reorganization, which resulted in a decrease to share capital, with an offsetting increase to capital reserve. At this time, the CPEC receivable and payable became intercompany balances eliminated in consolidation. The Legal Reorganization, including the CPEC reassignment, resulted in a net increase of shareholders’ equity of €36,181 thousand.

On August 28, 2019, Mariposa II then merged into Mariposa I. Following the merger, the net assets of Mariposa II, including the Variable Interest Shareholder Loans, were reassigned to Mariposa I and Mariposa II ceased to exist. The merger had no impact on the consolidated financial results of Mytheresa Group.

Effective August 28, 2019, Mariposa I, entered into a cross-border merger with the MYT Netherlands B.V. Following the merger, the net assets of Mariposa I, including the Variable Interest Shareholder Loans, were reassigned to MYT Netherlands B.V. and Mariposa I ceased to exist. The cross-border merger had no impact on the consolidated financial results of Mytheresa Group.

•	In February 2020, the Variable Interest Shareholder Loans were forgiven by MYT Intermediate Holding Co. The loan forgiveness was treated as a capital contribution and resulted in a €96,938 thousand increase to capital reserve with an offsetting decrease to Shareholder Loans.

•	In February 2020, the Fixed Interest Shareholder Loans payable by MGG, which were previously payable to MYT Netherlands Parent B.V. and eliminated in consolidation, were reassigned to MYT Intermediate Holding Co. Following the reassignment, the Fixed Interest Shareholder loans are no longer eliminated in consolidation. The loan re-assignment to MYT Intermediate Holding Co. was treated as a capital distribution by the Company. The loan reassignments collectively resulted in a net decrease to shareholders’ equity of €191,207 thousand, net of taxes of €2,318 thousand.

•	On December 5, 2019, MYT Netherlands Parent B.V. acquired all issued and outstanding shares of Mytheresa SE, a shell company founded on January 17, 2019, with cash and cash equivalents and shareholders’ equity of €120 thousand each, for total consideration of €136 thousand.

A.5.5 Significant Accounting Policies

A.5.5.1	Basis of consolidation

The consolidated financial statements include the accounts and results of the Company and its wholly owned subsidiaries.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

Besides MYT Netherlands Parent B.V. and Mariposa I S.à.r.l. the following subsidiaries are included in the scope of consolidation:

Subsidiary	Location	Percentage of ownership
Mariposa II S.à.r.l.(1)	Luxembourg, Luxembourg	100%
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE(2)	Munich, Germany	100%
Theresa Warenvertrieb GmbH	Munich, Germany	100%
mytheresa.com GmbH	Munich, Germany	100%
mytheresa.com Service GmbH	Munich, Germany	100%
mytheresa Business Information Consulting Co Ltd.	Shanghai, China	100%

(1)	Mariposa II S.à.r.l was merged into Mariposa I S.à.r.l, which subsequently was merged into MYT Netherlands Parent B.V. in August 2019 (Refer to Note 2.2).

(2)	Mytheresa SE was founded on July 1, 2019 and acquired by the Company on December 5, 2019.

i.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

a)	Foreign Currency

i.	Foreign currency translation

Mytheresa Group’s consolidated financial statements are presented in Euro. The principal operating subsidiary of Mytheresa Group, is Mytheresa Group GmbH, whose functional and presentation currency is Euro. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is defined as the currency of the primary economic environment in which each entity operates.

The assets and liabilities of entities with a functional currency other than the Euro, are translated into Euro at the exchange rates at the reporting date. The income and expenses of such companies are translated into Euro at the exchange rates at the dates of the transactions. Foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

For entities with Euro as their functional currency, transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of transaction. Balance sheet items denominated in currencies other than Euro, including the U.S. Dollar denominated Shareholder Loans, are translated at the closing rate for each reporting period, with resulting translation differences recognized within finance expenses, net.

The Company historically had intercompany Shareholder Loans payable by MGG, denominated in USD. The foreign currency gains and losses incurred by MGG associated with these intercompany loans were classified within finance expenses, net and are not eliminated in consolidation.

ii.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated into euros at the exchange rates at the dates of the transactions.

Foreign currency differences are recognised in OCI and accumulated in the translation reserve.

b)	Current versus non-current classification

Mytheresa Group classifies assets and liabilities by maturity. They are regarded as current if they mature within one year or within the normal operating business cycle of Mytheresa Group. The normal operating business cycle, which is less than one year, begins with the procurement of inventory and ends with the receipt of cash or cash equivalents as consideration for the sale of inventory. Inventories, trade and other receivables, and trade and other payables are always presented as current items.

c)	Revenue recognition

All revenue generated by Mytheresa Group is included within net sales on the consolidated statement of profit and loss and comprehensive income.

Under IFRS 15, Mytheresa Group recognizes revenue when it transfers control of merchandise to a customer, which occurs upon delivery. Management applies the following five step model when determining the timing and amount of revenue recognition:

1.	Identifying the contracts with customers;

2.	Identifying the separate performance obligations;

3.	Determining the transaction price;

4.	Allocating the transaction price to separate performance obligations; and

5.	Recognizing revenue when each performance obligation is satisfied.

All revenues of Mytheresa Group qualify as contracts with customers and fall in the scope of IFRS 15.

Mytheresa Group generates revenue from the sale of merchandise shipped to customer.

Mytheresa Group recognizes revenues to reflect the transfer of goods or services to customers at an amount that represents the consideration the entity expects to receive including fixed amounts, variable amounts or both, such as returns, rebates and discounts. Revenue is recognized when the customer obtains control over the good upon delivery.

Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or Mytheresa Group has objective evidence that all criteria for acceptance have been satisfied. A contract liability is recognized for products for which control has not been transferred to the customer. The related revenue is recognized when the customer obtains control of the product. A contract liability is also recognized from the sale of gift cards. As the entity expects to be entitled to a breakage amount, it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. The expected breakage is based on historical data adjusted for current expectations.

Mytheresa Group assesses all promised goods and services and identified performance obligations at contract inception. Contracts with customers include a single performance obligation, for example, the sale of a distinct bundle of goods and related activities to provide these goods and services (packaging, shipping, credit card processing, settlement of duties and other transaction processing activities). As these related activities are not distinct performance obligations, revenue for these services is recognized at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied.

No element of financing is deemed present as the sales are made with an immediate sales capture, which is consistent with market practice.

Goods sold to the customers can be returned or exchanged within 30 days of receipt of the goods. For expected returns, Mytheresa Group recognizes a refund liability as reduction of revenue and a right of return asset as reduction of cost of sales, exclusive of depreciation and amortization based on historical data and expected future return rates.

Variable consideration might occur in form of promotional discounts. Mytheresa Group includes variable consideration estimated in accordance with IFRS 15.53 in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As the contracts include only a single performance obligation, the transaction price is allocated to that performance obligation.

d)	Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily resulted from the acquisition of the Mytheresa operations by the MGG in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with a finite useful life

Intangible assets with a finite useful life consist of licenses and software. Intangible assets with a finite life are amortized over their estimated useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method of intangible assets with a finite useful life are reviewed at least annually, with any changes treated as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of the assets’ future economic benefits are considered when assessing the amortization method and useful life of the asset.

Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit and loss and comprehensive income within depreciation and amortization.

The estimated useful life of licenses and software is three years.

Intangible asset with indefinite life

Mytheresa Group recognizes trademarks intangible assets for Mytheresa brand names. As the trademark is core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible asset, trademarks are assessed as indefinitely lived. Mytheresa Group assesses trademarks for impairment and potential changes in useful life annually in the fourth quarter, or when an event becomes known that may trigger impairment.

Goodwill

Goodwill is not amortized but reviewed for impairment at least annually. Mytheresa Group consists of two cash generating units (“CGU”), which represent the lowest level in which the goodwill is monitored for internal management purposes. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of impairment, if any. If the impairment exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year, or when an event becomes known that may trigger impairment.

e)	Property and equipment, net

Property and equipment, net is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes any expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use.

Property and equipment, net is depreciated on a straight-line basis over each asset’s expected useful life. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed at least annually and adjusted prospectively, if appropriate.

Mytheresa Group applies the following useful lives when estimating depreciation of property and equipment, net:

Asset type	Estimated useful life
Leasehold improvements	over the period of the lease
Other fixed assets and office equipment	3 - 15 years

If a leasehold improvement is expected to be in use after the expected expiration date of its associated lease, then it is depreciated over its estimated useful life.

All repair and maintenance costs are expensed when incurred.

Mytheresa Group assesses property and equipment, net for impairment whenever there is an indication of potential impairment.

f)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. Mytheresa Group assesses at the inception of the contract whether the contract is or contains a lease.

Mytheresa Group’s leases consist of real estate and company cars. Lease terms are negotiated on an individual basis and may contain a range of different terms and conditions. Lease contracts may be negotiated for fixed period or include extension options.

To determine the lease terms, all facts and circumstances which offer economic incentives to exercise extension options are included. If it is reasonably certain that a lease term will be extended, the related extension option is included. The lease terms include fixed payments as well as variable payments that depend on an index.

Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised by Mytheresa Group. Management of Mytheresa Group reviews forecasts, planned growth and facility capacity when determining whether an extension option is reasonably certain to be exercised.

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 6.21% for the periods presented.

Right-of-use assets are measured at cost at the date of commencement. The cost is comprised of the initial lease liability measurement and any lease payments made before the commencement date, less any lease incentives received and estimated cost of dismantling and removing the underlying asset incurred by the lessee.

After the commencement date, Mytheresa Group measures right-of-use assets at cost less accumulated depreciation and any accumulated impairment losses.

For subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest on the lease liability and reduced to reflect the lease payments made. The finance expenses associated with the lease term are recognized in the consolidated statement of profit loss and comprehensive income over the lease term.

To date, no impairment losses have been identified on Mytheresa Group’s right-of-use assets.

Mytheresa Group elected to apply an exemption for low value leases in accordance with IFRS 16. Low value leases are leases with contract amounts below EUR 5 thousand. Lease payments associated with low value leases are expensed on a straight-line basis over the lease term. Accordingly, no right-of-use assets or lease liabilities are recognized for low value leases.

g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Costs are assigned to individual items using the weighted average cost method. Costs of purchased inventory are determined after deducting rebates and discounts.

Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

The carrying amount of inventories is expensed as inventories are sold and recognized in cost of goods sold. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs.

h)	Financial instruments—Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as foreign exchange contracts.

Financial instruments are recognized when Mytheresa Group becomes party to the contractual provisions of the financial instrument. Generally, purchases and sales of financial assets are initially recognized at the settlement date.

Upon initial recognition, all financial assets and financial liabilities are measured at fair value plus or minus any directly attributable transaction costs, unless a financial instrument is classified at fair value through profit or loss.

Mytheresa Group categorizes all financial assets and financial liabilities at initial recognition.

Measurement categories

Financial assets and financial liabilities are grouped into the following categories according to IFRS 9:

•	measured at amortized cost (“AC”), which includes Mytheresa Group’s cash and cash equivalents, trade and other receivables and other assets, as well as trade and other payable, liabilities to banks and Shareholder Loans, and

•	measured at fair value through profit or loss (“FVTPL”), which includes Mytheresa Group’s free-standing derivatives (FX options) with a positive fair value.

Classification of financial assets depends on the business model used for managing financial assets and on the characteristics of the contractual cash flows involved. Financial assets are classified within AC category only when they are held exclusively to collect the contractual cash flows and when their contractual terms comprise cash flows that are solely payments of principal and interest on the principal amount outstanding. With the exception of derivatives, all financial assets are classified at AC.

Cash and cash equivalents consist of cash held at banks and cash on hand. Trade and other receivables are generally accounted for at AC less any impairment using the general impairment model. Deposits granted for rent which are not related to credit lines are recorded under other assets as restricted cash since they are not available for use in the operating business of Mytheresa Group. Other assets are recognized at nominal value.

Financial liabilities are generally classified at amortized cost. There are some exceptions, for example financial liabilities at fair value through profit or loss including derivatives not designated as hedging instruments. Financial liabilities need to be analyzed to determine whether they contain any embedded derivative. If the embedded derivative is not closely related to the host contract, such derivatives must be separated and be accounted for separately at FVPL.

Subsequent measurement

Financial assets and financial liabilities in the AC category are subsequently measured using the effective interest method. Using the effective interest method, all directly attributable fees, consideration paid or received, transaction costs and other premiums or discounts included in the calculation of the effective interest rate are amortized over the expected term of the financial instrument. Interest income and expenses from the application of the effective interest method are presented as finance income, net in the consolidated statement of profit and loss and comprehensive income.

Financial assets and financial liabilities in the FVTPL category are subsequently measured at fair value, with changes in value recognized in the consolidated statement of profit and loss and comprehensive income.

Impairment

Under IFRS 9, Mytheresa Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments measured at amortized cost.

The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for 12-months ECL is recognized (Stage 1). When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. If there is objective evidence of impairment (Stage 3), Mytheresa Group also accounts for lifetime ECL and recognizes an impairment. Mytheresa Group considers that there is objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

Mytheresa Group applies this general approach for cash and cash equivalents as well as other assets. These assets are considered to have a low credit risk when the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. Cash and cash equivalents are only placed at banks with credit ratings of investment grade or higher. Rental deposits are trust assets that, in case of a default of the counterparty, are separated from insolvency estate and are paid back primarily. Considering that, the impairment for these assets is not material.

For trade and other receivables, Mytheresa Group applies the simplified approach under which lifetime ECL is recognized without monitoring the change in customers’ credit risk.

Impairment losses, including reversals of impairment losses or impairment gains, are presented as other income, net in the consolidated statement of profit and loss and comprehensive income.

Hedge Accounting

Mytheresa Group is exposed to currency risks as a result of participating in business activities outside the Euro zone. Mytheresa Group uses foreign currency derivatives to hedge and thus limit currency risks from sales in foreign currencies. The sales are hedged each financial year so that no derivatives are still in place at the balance sheet date. Mytheresa Group applied hedge accounting in accordance with IFRS 9 initially in financial year 2020. Currency risks are managed centrally within Mytheresa Group. Regular reports on the Group-wide development of risks and open positions with currency risk are made.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Mytheresa Group only enters into foreign exchange derivatives that are all designated as hedges of the foreign currency risk associated with the cash flows of highly probable forecast sales denominated in foreign currency. There is an economic relationship between the foreign currency sales and the foreign currency derivatives, the derivatives coincide in time with the underlying transactions, and the amounts are generally offset and the hedging relationship is therefore effective. Sources of ineffectiveness are the forward exchange transactions concluded in their entirety with identical hedging rates in the financial year; these were immaterial overall.

At the inception of a hedge relationship, Mytheresa Group documents the economic relationship between the hedging instruments and hedged items, including whether changes in the fair value of the hedged items are offset by changes in the fair value of the hedging instruments. Mytheresa Group documents its risk management objective and strategy for undertaking its hedging transactions. Detailed information on risk management and risks arising from Mytheresa Group’s financial instruments can be found in Note 26.

A hedging relationship qualifies for hedge accounting only if all of the following requirements for hedge effectiveness are met: there is an economic relationship between the hedged item and the hedging instrument, the effect of the credit risk does not dominate the changes in value that result from this economic relationship, the hedging relationship is the same as that which results from the amount of the hedged item that the Company actually hedges and the amount of the hedging instrument that the Company actually uses to hedge that amount of the hedged item. Hedging instruments are expected to be highly effective in achieving offsetting changes in cash flows. Hedging instruments are reviewed on an ongoing basis to determine that they have actually been highly effective throughout the financial year for which they are designated.

Mytheresa Group applies cash flow hedge accounting, whereby the spot component of the forward exchange contracts is designated as the hedging instrument. The effective portion of changes in the fair value of the designated cash component is recognized in the hedge reserve in other comprehensive income (“OCI I”, “cash flow hedge reserve”) within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. In addition, Mytheresa Group recognizes changes in fair value related to the forward element in other comprehensive income (“OCI II”, “Cost of Hedging Reserve”) within equity. Amounts accumulated in equity are reclassified in the periods in which the hedging instrument affects profit or loss.

Application of hedge accounting in financial year 2020 resulted in a €1,509 reduction to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in finance expense, net as free-standing derivatives.

Derecognition

A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and Mytheresa Group substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.

Financial liabilities are derecognized when the obligation under the liability is settled, cancelled or expired.

Offsetting

Financial assets and financial liabilities are only offset and presented net in the statement of financial position when Mytheresa Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Mytheresa Group might also enter into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

Netting agreements on derivative contracts or other assets and liabilities are not in place as of the balance sheet date.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date in the principal or, in its absence, the most advantageous market to which Mytheresa Group has access at that date. The fair value of a liability reflects its non-performance risk.

A number of Mytheresa Group’s accounting policies and disclosures require the measurement of fair value for both financial and non-financial assets and liabilities. Mytheresa Group measures the fair value of an instrument using the quoted price in an active market for that instrument, if such price is available. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then Mytheresa Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all factors that market participants would take into account in pricing a transaction.

Based on the input parameters used for valuation the fair values have to be assigned to one of the following levels of the fair value hierarchy:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets and liabilities,

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

i)	Provisions

Mytheresa Group recognizes provisions when it has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The increase in provision due to the passage of time is recognized as finance expenses.

j)	Income taxes

Current income taxes

Current income tax is the expected tax payable or receivable based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 and IAS 12 based on the best estimate of those uncertainties.

Deferred taxes

Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income and are accounted for using the balance sheet-liability method.

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

However, deferred tax liabilities are not recognized if the temporary difference arises from goodwill. Furthermore, deferred tax assets and deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income, nor the accounting profit.

Current and deferred tax is charged or credited in the consolidated statement of profit and loss and comprehensive income, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

Deferred tax assets and liabilities are calculated using tax rates expected to be in place in the period of realization of the associated asset or liability, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period in the respective jurisdiction.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Mytheresa Group establishes tax liabilities on the basis of expected tax payments. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. Calculation of tax liabilities is based on the recent tax rates applicable in the tax jurisdiction of Mytheresa Group.

k)	Impairment of non-financial assets

Mytheresa Group assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, Mytheresa Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Mytheresa Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years. Impairment losses are recognized in the consolidated statement of profit and loss and comprehensive income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or has decreased. If such indication exists, Mytheresa Group estimates the asset’s or CGU’s recoverable amount.

Impairment losses relating to goodwill cannot be reversed in future periods.

l)	Earnings per share

Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The common shares outstanding used for computation of earnings per share reflect the Legal Reorganization, adjusted for the share split described in Note 27. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue.

m)	Segment reporting

An operating segment is a component of Mytheresa Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available and used by the Chief Operating Decision Maker (“CODM”) to make decisions around resource allocation and review operating results of Mytheresa Group. Mytheresa Group identified its Chief Executive Officer and Chief Financial Officer as the CODM, collectively. Mytheresa Group does not separately present net sales by product category, because such information is not maintained on a basis consistent with IFRS and the preparation of such information would be unduly costly.

n)	Management equity incentive plan

Share-based compensation transactions within the scope of IFRS 2 are either recognized as cash-settled share-based compensation transactions or equity-settled share-based compensation transactions. The expenses are recognized within the personnel-related expenses and are measured at fair value by using an appropriate option pricing model in accordance with IFRS 2.

o)	Deferred offering costs

Mytheresa Group capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction to capital reserve. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of profit and loss and comprehensive income. As of June 30, 2020, Mytheresa Group has deferred offering costs of €2,311 thousand classified within other assets.

A.5.5.3	New and revised standards

a) New and revised standards and interpretations applied for the first time in the financial year

For the period ended June 30, 2020, Mytheresa Group applied “Amendments to References to the Conceptual Framework in IFRS Standards” issued by the IASB, mandatorily effective for accounting periods beginning on or after July 1, 2019, which did not have a material effect on the consolidated financial statements.

Mytheresa Group has adopted Covid-19-Related Rent Concessions – Amendment to IFRS 16 Leases for the first time in the 24 month period ended June 30, 2020. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. Mytheresa Group applied this practical expedient in the year ended June 30, 2020 on deferred rental for all contracts where such deferrals have been agreed. Except for IFRS 16, there were no standards or interpretations that affected the consolidated financial statements for the period ended June 30, 2020 that were in effect but not yet endorsed into European law. Mytheresa Group has performed an analysis showing that the effects of the difference between IFRS 16 as issued by the IASB and IFRS 16 as adopted by the EU are not material.

b) New and revised standards issued, but not yet effective

At the date of authorization of these financial statements, Mytheresa Group has not applied the following new and revised IFRS standards that have been issued, but are not yet effective:

New or revised standard	Effective date
IFRS 4 (A) Insurance Contracts - deferral of IFRS 9	January 1, 2021
IFRS 17 (A) Insurance Contracts	January 1, 2023
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
IAS 1 (A) and IAS 8 (A) Definition of Material	January 1, 2020
IFRS 3 (A) Business Combinations	January 1, 2022
IFRS 9 (A), IAS 39 (A) and IFRS 7 (A) Interest Rate Benchmark Reform	January 1, 2020
IAS 16 (A) Property, Plant and Equipment	January 1, 2022
IAS 37 (A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022

(A)	Amendment

The Company is currently evaluating the effects of the new or revised accounting standards listed above but does not expect any material effects. Mytheresa Group does not expect the adoption of IFRS 3 (A), IFRS 4 (A) and IFRS 17 (A) to have any impact on the reported assets and liabilities or the consolidated net income. The effects on the consolidated financial statements resulting from the amendments to IAS 1 (A), IAS 8 (A), IAS 16 (A), IFRS 9 (A), IAS 39 (A), IFRS 7 (A), and IAS 37 (A) are not expected to be material as of the balance sheet date, although Mytheresa Group is currently evaluating the effects.

A.5.6 Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities in future periods. The estimates and underlying assumptions are subject to continuous review.

Below is a summary of the critical measurement processes and the key assumptions used by management in applying accounting policies with regard to the future, and which could have significant effects on carrying amounts stated in the consolidated financial statements, or for which there is a risk that significant adjustments may be made to the carrying amount of assets and liabilities in subsequent years.

a) Critical accounting judgements

Inventory write-downs

Inventory is carried at the lower of cost or net realizable value, which requires an estimation of the products future net selling prices. When assessing the net realizable value of the inventory Mytheresa Group considers the quantity and aging of inventory on hand, anticipated sales volume, expected selling prices, and selling cost, taking into account long term averages.

Impairment of goodwill and trademark

At least annually, or when circumstances indicate a potential impairment event may have occurred, Mytheresa Group assesses whether its goodwill or indefinite-lived trademark is impaired. Key assumptions used in Mytheresa Group’s impairment assessments of these assets include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. Management uses internal and external data to forecast these key assumptions.

b) Key estimates and assumptions

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and outflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and intangible assets with an indefinite useful life recognized by Mytheresa Group.

A.5.7 Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how the CODM assesses the performance of the business. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments.

During the first quarter of financial year 2021, the Mytheresa Group implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. The Company retrospectively restated its segment results for all periods presented on a basis consistent with the revised internal management reporting.

Previously, internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as the usage of a fixed foreign currency exchange rate for each financial year.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

EBITDA on segment level is defined as operating income excluding depreciation and amortization.

	Period from July 1, 2018 to June 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	803,006	25,567	828,573	-	828,573
EBITDA	58,816	4,581	63,397	(7,840)	55,557
Depreciation and amortization					(15,571)
Finance expenses, net					(25,105)
Income tax expense					(6,880)
Net income					8,001

	Year ended June 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	437,448	12,039	449,487	-	449,487
EBITDA	32,361	1,947	34,308	(5,513)	28,795
Depreciation and amortization					(7,885)
Finance expenses, net					(11,119)
Income tax expense					(3,441)
Net income					6,350

	Year ended June 30, 2019
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	365,558	13,528	379,086	-	379,086
EBITDA	26,455	2,634	29,089	(2,327)	26,762
Depreciation and amortization					(7,686)
Finance expenses, net					(13,986)
Income tax expense					(3,439)
Net income					1,651

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail store, in connection with the preparation of strategic options in an amount of €5,206 thousand in financial year 2020 and strategic investor sale preparation costs of €2,059 thousand in financial year 2019.

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group’s net sales by geographic location:

	Period from July 1, 2018 to June 30,	Year ended June 30,
(in € thousands)	2020	2020	2019
Germany	173,400	88,866	84,534
United States	84,887	46,328	38,559
Europe (excluding Germany)(1)	320,698	178,747	141,951
Rest of the world(1)	249,588	135,546	114,042
	828,573	449,487	379,086

(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

Substantially all amounts classified within net sales are derived from the sale of luxury goods. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

A.5.8 Net sales

Net sales recognized from contract liabilities were €4,768 thousand during the 24-months period ended June 30, 2020 and €3,141 thousand in financial year 2020 (2019: €1,627 thousand).

A.5.9 Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.

Selling, general and administrative expenses consist of the following:

	Period from July 1, 2018 to June 30,	Year ended June 30,
(in € thousands)	2020	2020	2019
Personnel-related expenses	(92,511)	(50,910)	(41,601)
Rental and other facility-related expenses	(1,864)	(932)	(932)
IT expenses	(7,300)	(4,567)	(2,733)
Other	(16,790)	(10,018)	(6,772)
	(118,465)	(66,427)	(52,038)

Mytheresa Group includes expenses related to share-based compensation for certain managing directors of the Company within personnel-related expenses (Refer to Note 25). Personnel-related expenses included expenses for long term transaction bonus plans in the amount of €4,888 thousand for the 24-months period ended June 30, 2020 and €2,456 thousand in financial year 2020 (2019: €2,432 thousand). Furthermore, the increase in personnel costs is mainly due to the early establishment new team members for the men’s luxury fashion segment in various departments. Mytheresa Group recognizes expenses of €5,206 thousand in connection with the preparation of strategic options in other costs.

A.5.10 Other income, net

Other income, net consists of the following:

	Period from July 1, 2018 to June 30,	Year ended June 30,
(in € thousands)	2020	2020	2019
Other income
Other income	4,083	2,062	2,021
Foreign exchange gains	65	65	-
Subleasing income	478	-	478
	4,626	2,127	2,499
Other expenses
Foreign exchange losses	(704)	-	(704)
Other operational expenses	(2,282)	(1,482)	(800)
	(2,986)	(1,482)	(1,504)
	1,640	645	995

A.5.11 Finance income and expenses

Finance expenses, net consists of the following:

	Period from July 1, 2018 to	Year ended June 30,
(in € thousands)	June 30, 2020	2020	2019
Finance expenses
Interest expenses from Shareholder Loans	(16,126)	(7,492)	(8,634)
Foreign exchange losses from Shareholder Loans	(6,891)	(2,209)	(4,682)
Interest expenses on revolving credit facility	(1,136)	(951)	(185)
Interest expenses on leases	(1,009)	(523)	(486)
	(25,162)	(11,175)	(13,987)
Finance income
Interest income from Shareholder Loans	57	56	1
Foreign exchange gains from Shareholder Loans	-	-	-
	57	56	1
Finance income and expenses	(25,105)	(11,119)	(13,986)

A.5.12 Income tax expense

Income tax expense consists of the following:

	Period from July 1, 2018 to	Year ended June 30,
(in € thousands)	June 30, 2020	2020	2019
Current tax	(8,747)	(5,185)	(3,562)
Deferred tax	1,867	1,744	123
Income tax expense	(6,880)	(3,441)	(3,439)

During the 24-months period ended June 30, 2020, the financial year 2020 and financial year 2019, Mytheresa Group’s primary statutory tax rate was 27.8%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 12%, since most taxable operations are based in Germany.

Mytheresa Group’s Chinese subsidiary, mytheresa Business Information Consulting Co. Ltd., is subject to corporate income taxes in China, which had a statutory rate of 5% during the 24-months period ended June 30, 2020, in financial year 2020 and financial year 2019.

During financial year 2020, MYT Netherlands Parent B.V.’s tax rate was 25%. During financial year 2019, Mariposa I`s S.à.r.l.´s tax rate was 24.94%.

The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate of 27.8%, to the actual income tax expense amounts for the 24-months period ended June 30, 2020, the financial year 2020 and financial year 2019.

	Period from July 1, 2018 to June 30,	Year ended June 30,
(in € thousands)	2020	2020	2019
Income before tax	14,881	9,791	5,090
Tax at the expected group tax rate (27.8%)	(4,137)	(2,722)	(1,415)
Tax effects of:
Non-deductible interest expenses from interest cap	(2,145)	(1,042)	(1,103)
Recognition of deferred tax assets on prior period interest carry-forward	1,400	1,400	-
Trade tax add-backs and deductions	(564)	(233)	(331)
Other non-deductible expenses	(1,652)	(874)	(778)
Tax free income	1,405	108	1,297
Tax rate difference between group and local tax rates	89	57	32
Prior year adjustments	(85)	(85)	-
Non-recognition on deferred tax assets on loss carryforwards	(1,080)	(18)	(1,062)
Others	(111)	(32)	(79)
Income tax expense	(6,880)	(3,441)	(3,439)
Effective total income tax rate (%)	46.2%	35.1%	67.6%

A.5.13 Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill consist of the following:

	As of June 30,
(in € thousands)	2020	2019
Intangible assets with finite life
Software and license	489	731
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	154,966	155,208

Intangible assets with a finite useful life

Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and loss and comprehensive income.

The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during financial year 2020 and financial year 2019:

	Year ended June 30,
(in € thousands)	2020	2019
Cost
Beginning of financial year	3,146	2,571
Additions	220	575
End of financial year	3,366	3,146
Accumulated amortization
Beginning of financial year	2,415	1,982
Amortization charge of the year	462	433
End of financial year	2,877	2,415
Carrying amount at end of year	489	731

Indefinite-lived intangible assets

Mytheresa Group’s MYTHERESA and mytheresa.com trademarks represent an indefinite-lived intangible asset. Mytheresa Group assessed the trademark for potential impairment during the fourth quarters of financial year 2020 and financial year 2019, determining that no impairments had occurred.

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on projected revenue growth, an assumed royalty rate and discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth. The discount rate and royalty rate are based on market participant assumptions.

	Financial Year
(in € thousands)	2020	2019
Discount rate	7.1%	7.7%
Royalty rate	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%

Goodwill

MGG, which is a direct subsidiary of the Company since July 24, 2019, acquired 100% of the outstanding shares of mytheresa.com GmbH on October 9, 2014 and Theresa Warenvertrieb GmbH on October 31, 2014. The goodwill resulting from this acquisition is attributable to Mytheresa Group’s online operations and retail store and is not deductible for tax purposes. There were no acquisitions in the periods presented.

Goodwill has been allocated to Mytheresa Group’s two identified CGUs, the online operations and the retail store. Mytheresa Group allocates €137,933 thousand and €959 thousand of goodwill to online operations and the retail store, respectively, which remained unchanged for all periods presented.

The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The key assumptions for determining the value in use are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s and the group of units. The growth rates are based on industry growth forecasts.

Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Financial Year
(in € thousands)	2020	2019
Online
Terminal growth rate	2.0%	2.0%
Discount rate	9.2%	10.0%
Retail store
Terminal growth rate	2.0%	2.0%
Discount rate	8.7%	9.7%

This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate applied is derived from Mytheresa Group’s weighted average cost of capital, which is benchmarked to externally available data.

Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets.

A.5.14 Property and equipment, net

Changes in Property and equipment, net during the years presented were as follows:

(in € thousands)	Leasehold improvements	Other fixed assets and office equipment	Total property and equipment
Cost
As of July 1, 2019	9,499	8,890	18,389
Additions	214	1,859	2,073
As of June 30, 2020	9,713	10,749	20,462

Accumulated depreciation and impairment
As of July 1, 2019	3,126	5,459	8,585
Depreciation charge of the year	954	1,353	2,307
As of June 30, 2020	4,080	6,812	10,892

Carrying amount
As of July 1, 2019	6,373	3,431	9,804
As of June 30, 2020	5,633	3,937	9,570

Cost
As of July 1, 2018	9,126	7,993	17,119
Additions	373	897	1,270
As of June 30, 2019	9,499	8,890	18,389

Accumulated depreciation and impairment
As of July 1, 2018	2,072	4,393	6,465
Depreciation charge of the year	1,054	1,066	2,120
As of June 30, 2019	3,126	5,459	8,585

Carrying amount
As of July 1, 2018	7,054	3,600	10,654
As of June 30, 2019	6,373	3,431	9,804

A.5.15 Leases

Expenses on leases accounted for under the low value exemption amounted to €319 thousand for the 24-months period ended June 30, 2020 and €159 thousand in financial year 2020 (2019: €160 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €250 thousand in the 24-months period ended June 30, 2020 and €102 thousand in financial year 2020 (2019: €148 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €11,255 thousand in the 24-months period ended June 30, 2020. Rent concessions in an amount of €761 thousand had an impact on the incurred expenses in financial year 2020.

Income from subleasing right-of-use assets related to a warehouse, classified as operating lease, amounted to €478 thousand for the 24-months period ended June 30, 2020 and €0 in financial year 2020 (2019: €478 thousand). The underlying lease arrangement terminated in financial year 2019. Mytheresa Group classifies subleasing income within other income, net on the consolidated statement of profit and loss and comprehensive income.

The total cash outflow for leases amounted to €10,323 thousand for the 24-months period ended June 30, 2020 and €4,779 thousand in financial year 2020 (2019: €5,556 thousand). Interest expenses from lease liabilities amounted to €997 thousand for the 24-months period ended June 30, 2020 and €511 thousand in financial year 2020 (2019: €486 thousand).

Right-of-use asset activity during the reporting periods presented is comprised of the following:

(in € thousands)	Land and buildings	Company Cars	Total right- of-use assets
Cost
As of July 1, 2019	27,953	34	27,987
Additions	6,364	42	6,406
As of June 30, 2020	34,317	76	34,393

Accumulated depreciation and impairment
As of July 1, 2019	10,250	26	10,276
Depreciation Charge of the year	5,104	12	5,116
As of June 30, 2020	15,354	38	15,392

Carrying Amount
As of July 1, 2019	17,703	8	17,711
As of June 30, 2020	18,963	38	19,001

Cost
As of July 1, 2018	27,853	30	27,883
Additions	100	4	104
As of June 30, 2019	27,953	34	27,987

Accumulated Depreciation and Impairment
As of July 1, 2018	5,130	13	5,143
Depreciation Charge of the year	5,120	13	5,133
As of June 30, 2019	10,250	26	10,276

Carrying Amount
As of July 1, 2018	22,723	17	22,740
As of June 30, 2019	17,703	8	17,711

A.5.16 Inventories

Mytheresa Group’s inventories consist entirely of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Inventory expenses amounted to €440,414 thousand for the 24-months period ended June 30, 2020 and €239,210 thousand in financial year 2020 (2019: €201,204 thousand). Inventory write-downs classified as cost of sales, exclusive of depreciation and amortization during the 24-months period ended June 30, 2020 were €640 thousand and during financial year 2020 €335 thousand (2019: €305 thousand).

100% of the inventory (actual carrying amount: €169,131 thousand) is pledged under Mytheresa Group’s revolving credit facilities.

A.5.17 Trade and other receivables

The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and Mytheresa Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note 26.

Trade accounts receivables are partially pledged under Mytheresa Group’s revolving credit facilities.

A.5.18 Other assets

Other assets consist of the following:

	As of June 30,
(in € thousands)	2020	2019
Right of return asset	5,075	4,784
IPO preparation costs	2,312	-
Other assets	7,746	1,172
Prepaid expenses	2,012	2,394
Deposits	1,805	90
	18,950	8,440

The increase in other assets in financial year 2020 mainly results from receivables against payment service providers in the amount of €4,784 thousand and advance payments made in the amount €1,168 thousand.

A.5.19 Shareholder’s equity

As of June 30, 2019, subscribed capital is €72 thousand, representing 8,000 shares outstanding with a nominal value per share of USD 1 issued by Mariposa I S.à.r.l.

Following the Prior Restructuring Transactions (Refer to Note 3.2) and the Legal Reorganization in August 2019, subscribed capital reduced to €1 thousand, representing 1,000 shares outstanding with a nominal value per share of USD1.00 issued by MYT Netherlands Parent B.V., prior to the share split described in Note 27. The subscribed capital is fully paid, and repayment of subscribed capital is restricted.

Capital reserve reflects the additional paid in capital, including amounts relates to the Prior Restructuring Transaction, from Mytheresa Group’s shareholder and share-based compensation expense. Refer to Note 3.2 for the effect of the Prior Restructuring Transactions on shareholders’ equity.

Amounts recognized in other comprehensive income pertain solely to foreign currency translation adjustments.

Profits are reflected within the accumulated deficit of Mytheresa Group.

A.5.20 Shareholder Loans and liabilities to banks

Mytheresa Group is party to two revolving credit facilities, in addition to multiple shareholder loans (collectively, the “Shareholder Loans”).

Revolving Credit Facilities

Mytheresa Group is party to a revolving credit facility with Commerzbank Aktiengesellschaft, of which €35,000 thousand matures on December 31, 2023 and €10,000 thousand matures on March 31, 2021. The maximum borrowing capacity of the revolving credit facility is €45,000 thousand. As of June 30, 2020, Mytheresa Group had total borrowings on this facility of €5,000 thousand, in addition to rental and tax guarantees of €1,303 thousand related to the corporate headquarters facility in Aschheim, Germany. Total availability on this facility was €38,697 thousand as of June 30, 2020.

Mytheresa Group is party to a revolving credit facility with UniCredit Bank AG, of which €35,000 thousand matures on December 31, 2023 and €10,000 thousand matures on March 31, 2021. The maximum borrowing capacity of the revolving credit facility is €45,000 thousand. As of June 30, 2020, Mytheresa Group had total borrowings on this line of credit of €5,000 thousand. Total availability on this line of credit was €40,000 thousand of June 30, 2020.

As of June 30, 2020, Mytheresa Group met all financial and non-financial covenants under its revolving credit facilities.

Shareholder Loans

Variable Interest Shareholder Loans

Mytheresa Group, through its former subsidiary Mariposa II, was party to two variable interest related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to its shareholder, MYT Intermediate Holding Co. These loans originated on December 18, 2014 and January 15, 2015, respectively and had original principal balances of USD 105 million and USD 1.7 million, respectively. Both Variable Interest Shareholder Loans had variable interest rates set at the federal funds rate. Interest on both loans compounded semi-annually each July and January, with interest capitalized into the principal. The Variable Interest Shareholder Loans were originally scheduled to mature on December 18, 2020.

Mytheresa Group recognized the Variable Interest Shareholder Loans at their fair value. Subsequently, Mytheresa Group measured the Variable Interest Shareholder Loans at amortized cost.

During the 24-months period ended June 30, 2020 Mytheresa Group incurred interest expense of €9,042 thousand and during financial year 2020 €3,943 thousand (2019: €5,099 thousand) on the Variable Interest Shareholder Loans.

Effective August 28, 2019, the payment obligations for the Variable Interest Shareholder Loans were reassigned to MYT Netherlands Parent B.V. as part of the Prior Restructuring Transactions. On February 28, 2020, the Variable Interest Shareholder Loans were forgiven by MYT Intermediate Holding Co.

Convertible Preferred Equity Certificate

Mariposa I was a party to two US Dollar denominated CPECs. The CPECs were originally payable to MYT Intermediate Holding Co. and subsequently reassigned to MYT Netherlands Parent B.V. as part of the Prior Restructuring Transactions. Following the reassignment to MYT Netherlands Parent B.V., the CPECs were eliminated in consolidation when MYT Netherlands Parent B.V. became the direct parent of Mariposa I (Refer to Note 3.2).

Both CPECs allowed for interest capitalization into the principal and had the following terms:

Instrument	Origination Date	Original Principal	Fixed Interest Rate	Maturity Date
CPEC I	December 18, 2014	USD 45.0 million	5.825%	December 18, 2044
CPEC II	December 19, 2014	USD 39.5 million	5.825%	December 19, 2043

Mytheresa Group recognized the CPEC loan obligations at fair value. Subsequently, Mytheresa Group measured the CPEC loan obligations at amortized cost.

The CPECs each contained conversion features, allowing the certificate holder to convert the CPECs into a fixed amount of shares of Mariposa I. The fixed amount of shares was equal to the outstanding CPEC balance divided by the nominal share price of Mariposa I. The conversion features were scheduled to become exercisable in December 2035. Mytheresa Group did not assign any value to the conversion features, because they were legally attached the outstanding shares of Mariposa I, which had only one shareholder until its dissolution on August 28, 2019.

CPEC I and CPEC II each contained two prepayment rights. Under the first prepayment right, Mytheresa Group had the right to prepay the loan (in part or in full) beginning December 2035. The first prepayment right was subordinate to the certificate holders’ conversion rights. The second prepayment right allowed for prepayment of up to 99% of the principal amount with prior approval by the board of managers. The Company recognized the prepayment rights as an asset at fair value with changes in fair value recognized in profit and loss. As of June 30, 2019, the fair value recognized for the prepayment rights was €185 thousand. The prepayment rights were derecognized on August 28, 2019 as part of the Prior Restructuring Transactions.

Fixed Interest Shareholder Loans

Prior to February 28, 2020, MGG, a subsidiary of MYT Netherland Parent B.V. was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V or other companies within Mytheresa Group. The Fixed Interest Shareholder Loans originated on October 9, 2014 as part of the Neiman Marcus acquisition in 2014 with both loans having substantially the same terms and conditions. Both loans had original maturity dates of October 9, 2020, which were prolongated to October 25, 2025 on December 13, 2019. The two loans had original principal balances of $105 million and $45 million, respectively, with fixed interest rates of 6.00% per annum. Interest on both loans compounds semi-annually each July and January, with both loans allowing for interest capitalization into the principal.

These loans were reassigned (the “Reassignment”) to MYT Intermediate Holding Co. on February 28, 2020, with the related party liability remaining with MGG. The Reassignment was recorded at the fair value of the Fixed Interest Shareholder Loans, using an interest rate of 5.25%, calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. Following the Reassignment, the Fixed Interest Shareholder Loans were no longer treated as intercompany loans. The Reassignment was treated as a capital distribution, see Note 3.2.

Subsequent to the Reassignment on February 28, 2020, Mytheresa Group incurred €3,367 thousand in interest expense related to the Fixed Interest Shareholder Loans during financial year 2020.

Mytheresa Group is not required to make any accrued interest and outstanding principal payments on the Fixed Interest Shareholder Loans until their respective maturity dates in 2025. Under the agreement terms for both Fixed Interest Shareholder Loans, Mytheresa Group may prepay any outstanding principal or accrued interest amounts (in part or in full) at any time without penalty.

The Fixed Interest Shareholder Loans do not contain any financial covenants. As of June 30, 2020, Mytheresa Group was in compliance with all non-financial covenants under the Fixed Interest Shareholder Loans.

	As of June 30,
(in € thousands)	2020	2019
Shareholder Loans
Variable Interest Shareholder Loan (1)	-	88,425
Variable Interest Shareholder Loan (1)	-	1,559
CPEC I (2)	-	19,057
CPEC II (2)	-	17,038
Fixed Interest Shareholder Loan (3)	57,380	-
Fixed Interest Shareholder Loan (3)	133,814	-
Total	191,194	126,079

(1)	The Variable Interest Shareholder Loans were forgiven on February 28, 2020 and are no longer outstanding as of June 30, 2020.
(2)	CPEC I and CPEC II were effectively eliminated on July 24, 2019 and are eliminated within the consolidated results of Mytheresa Group as of June 30, 2020.
(3)	Prior to the Reassignment in financial year 2020, the Fixed Interest Shareholder Loans were treated as intercompany, with the related liability balances eliminated in consolidation.

A.5.21 Tax liabilities

Tax liabilities result from current income taxes. Mytheresa Group recognizes liabilities for potential tax risks on the basis of the best estimate of the liability.

Changes in Mytheresa Group’s tax liabilities were as follows:

(in € thousands)	2020	2019
Beginning of financial year	975	4,666
Additions	3,673	683
Releases	-	-
Utilizations	(795)	(4,374)
End of financial year	3,853	975

A.5.22 Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2020 and 2019:

	Dismantling		Other		Total
(in € thousands)	2020	2019	2020	2019	2020	2019
Beginning of financial year	737	721	45	60	782	781
Additions	34	16	43	-	77	16
Releases	(277)	-		(6)	(277)	(6)
Utilizations	-	-		(9)	-	(9)
End of financial year	494	737	88	45	582	782

Mytheresa Group leases its Corporate headquarters and central warehouse facility in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these two facilities based on external data sources and internal experience from past dismantling activities. A further dismantling provision was incurred in 2020 related to the new retail store.

A.5.23 Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2020	2019
Personnel-related liabilities	1,758	1,584
Customer returns	8,607	8,012
Accrued expenses	24,989	14,455
Other accrued expenses	78	222
Liabilities from sales tax	4,143	4,906
Other liabilities	6,553	2,133
	46,128	31,312

Other non-current liabilities as presented within the consolidated statement of financial position fully consist of long-term employee incentive compensation agreements with managing directors of the Company and other senior management personnel pursuant to which a cash bonus will be paid upon achievement of specific revenue goals in the future.

A.5.24 Deferred income tax liabilities, net

The change in deferred income tax liabilities, net was recognized entirely as income tax expense during financial year 2020 and financial year 2019.

	Year ended June 30,
(in € thousands)	2020	2019
Deferred tax liabilities, net
Beginning of financial year	(5,192)	(5,315)
Recognized through equity	2,318	-
Recognized through profit or loss	1,744	123
End of financial year	(1,130)	(5,192)

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:

	2020		2019
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	375	(4,333)	415	(4,333)
Property and equipment	-	-	-	-
Inventory	-	(1,722)	2,353	(2,538)
Receivables	-	(175)	-	(164)
Right-of-Use asset, contract asset and other assets	-	(7,335)	-	(6,253)
Lease liabilities, contract liabilities and other liabilities	10,531	(2,209)	7,306	(2,103)
Shareholder Loans	2,200	-	-	-
Provisions	136	-	206	(81)
Others	1,400	-	-	-
Total Gross	14,642	(15,774)	10,280	(15,472)
thereof non-current	8,797	(9,626)	5,399	(9,337)
Netting	(14,643)	14,643	(10,280)	10,280
Total net	-	(1,130)	-	(5,192)

No deferred tax asset has been recognized in relation to unused interest carryforwards in the amount of €37,079 thousand for the 24-months period ended June 30, 2020 and €17,704 thousand in financial year 2020 (2019: €19,375 thousand).

Additionally, no deferred tax asset has been recognized for unused tax loss carryforwards in financial year 2020 (€0 thousand) (2019: €9,564 thousand). Following the Prior Restructuring Transactions, Mytheresa Group no longer has unused tax loss carryforwards.

A.5.25 Related party transactions

As of June 30, 2020, Mytheresa Group was a wholly owned subsidiary of MYT Intermediate Holding Co., USA. The ultimate parent of Mytheresa Group is MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) as of June 30, 2020.

a)	Related Parties transactions

As of June 30, 2020, Mytheresa Group was party to two Shareholder Loans with MYT Intermediate Holding Co., USA. Refer to Note 20 for further details regarding the Shareholder Loans.

As of June 30, 2020, Mytheresa Group had a receivable against Neiman Marcus Group, Inc., USA in an amount of €233 thousand and against Neiman Marcus Group Ltd. LLC, USA in an amount of €111 thousand. Further, Mytheresa Group had liabilities to Neiman Marcus Group, Inc., USA in an amount of €838 thousand and liabilities to Neiman Marcus Ltd. LLC, USA in an amount of €186 thousand (June 30, 2019: €670 thousand). As there is a surplus of liabilities, no impairment losses were recognized on the respective receivables. These balances resulted from various intercompany charges.

b)	Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG constitute related persons for Mytheresa Group, as the managing directors of MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities.

Transaction Bonus Plan

During financial year 2019, Mytheresa Group entered into the Transaction Bonus Plan (“TBP”) with managing directors of the Company, in addition to other members of management. The TBP is also open for service providers but during the reporting periods presented no service providers were party to the TBP. In the event of a sale of the majority of Mytheresa Group’s outstanding shares or assets, participants in the TBP may become eligible to receive a bonus payment. The total bonus payment amount is contingent on the potential sale proceeds. Upon leaving Mytheresa Group prior to a company sale, participants forfeit all participation rights under the TBP. Mytheresa Group accounts for the TBP as a cash-settled plan, in accordance with IFRS 2. As a sale of the Group was not probable as of June 30, 2020, no provisions or expenses were recognized. Under the terms of the plan, an initial public offering (“IPO”) does not constitute a sale.

Share-based Compensation

Certain managing directors of the Company participate in a share-based compensation plan sponsored by Mytheresa Group’s ultimate parent, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA). These individuals received both stock options and restricted stock awards in MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA).

Stock Options—The outstanding stock options issued to certain managing directors of the Company, which were issued in 2014 and 2015, consist of time-vested awards and performance-based awards. Each option entitles the award holder to receive shares of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) for a specified exercise price, if the requisite vesting conditions are satisfied. Time vested options require the award holder to remain employed with the Company through a specified date (with limited exceptions). Performance-based stock options include non-market performance vesting conditions and are generally subject to continued service with the Company (with limited exceptions). If a managing director is terminated, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to repurchase any unexercised portion of any options held by such managing director or any shares acquired by such managing director pursuant to the exercise of any options, provided that such right shall cease upon an IPO or other registration of Neiman Marcus’ shares.

For the time-vested stock options, Mytheresa Group only recognized expenses for employees expected to remain with the Company through retirement or registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) shares. No expense was recorded for outstanding performance-based awards during financial year 2020 or financial year 2019, because neither an IPO of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), nor the performance vesting conditions were probable.

The exercise prices for outstanding time-vested stock options as of July 1, 2018 were between $500 and $1,074. The exercise prices for outstanding performance-based stock options as of July 1, 2018 were between $1,000 and $1,074. The exercise prices of the outstanding time-vested stock options and performance-based stock options at June 30, 2020 equal the weighted average exercise price.

In 2016, the exercise price of the Stock Options was decreased to $1,000 and in 2018 to $500 for some managers. The incremental fair value is recognized from the modification date until the end of the vesting period. The incremental fair value was measured by using the Black-Scholes option formula. The incremental fair value of the modification in 2018 was $33 per Stock Option.

Beneficiaries forfeit unvested awards in the event they leave the Company voluntarily.

Restricted Stock—Outstanding restricted stock awards held by certain managing directors of the Company were granted by MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) in October 2016. The awards vest in equal tranches annually over three years. Each vested restricted stock unit represents one share of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), which the award holder receives on the vesting date. Beneficiaries have the right to sell vested restricted stock units to MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) at fair market value during specified time windows. Beneficiaries leaving the Company voluntarily forfeit the right to sell their vested restricted stock units, in addition to forfeiting all unvested awards. In the event of termination, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to purchase all vested restricted stock units held by the award holder, provided that such right shall cease upon an IPO or other registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA)’ shares. The purchase price is dependent on the reason of the termination.

Expense for restricted stock awards is recognized over the three-year vesting period based on the grant date fair value.

As Mytheresa Group has no obligation to settle the awards issued by MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), it accounts for the stock option and restricted stock awards as equity-settled plans. Amounts recognized for stock options and restricted stock awards are as follows:

(in € thousands)	For the period from July 1, 2018 to June 30, 2020	2020	2019
Classified within capital reserve (beginning of year)	837	989	837
Expense related to:
Stock options	53	28	25
Restricted stock	164	37	127
Classified within capital reserve (end of year)	1,054	1,054	989

Stock based compensation grant activity consisted of the following during financial year 2020 and financial year 2019:

	Time-vested Options		Performance-based Options
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Restricted Stock
June 30, 2020	2,005	500	1,620	1,000	-
Options forfeited	(200)	500	(200)	1,000	(65)
Options exercised	-	n.a.	-	n.a.	(1,013)
July 1, 2018	2,205	500	1,820	1,000	1,078

	Time-vested Options		Performance-based Options
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Restricted Stock
June 30, 2020	2,005	500	1,620	1,000	-
Options forfeited	-	n.a.	-	n.a.	-
Options exercised	-	n.a.	-	n.a.	(392)
June 30, 2019	2,005	500	1,620	1,000	392
Options forfeited	(200)	500	(200)	1,000	(65)
Options exercised	-	n.a.	-	n.a.	(621)
July 1, 2018	2,205	500	1,820	1,000	1,078

Outside of the managing directors of the Company, selected other managers received time-vested stock options. In contrast to the time-vested stock options for key management, the stock options will only vest if the managers stay with Mytheresa Group through a specified date (subject to certain exceptions). If a selected manager is terminated, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to repurchase any unexercised portion of any options held by such manager or any shares acquired by such manager pursuant to the exercise of any options, provided that such right shall cease upon an IPO or other registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA)’ shares. No expense was recorded for these stock-options in financial year 2020 or financial year 2019.

During the 24-months period ended June 30, 2020 the Company compensation of managing directors of the Company was €2,734 thousand and in financial year 2020 €1,623 thousand (2019: €1,111 thousand) for short term employee benefits and €217 thousand (2020: €65 thousand and 2019: €152 thousand) for share-based compensation. In addition, for certain members of management of Mytheresa Group a long-term incentive program was created under which a cash bonus will be paid upon achievement of specific revenue goals during the next years. In accordance with IAS 19, a liability is recorded in the consolidated financial statements for the expected payment under this plan. Expenses for this liability related to managing directors amounted to €2,416 thousand for the 24-months period ended June 30, 2020 and €1,340 thousand for financial year 2020 (2019: €1,076 thousand).

A.5.26 Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments are as follows:

	Year ended June 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	4,815	-	Amortized cost	-	-
Cash and cash equivalents	9,367	-	Amortized cost	-	-
Other assets	18,950	8,886
thereof deposits	1,805	-	Amortized cost	-	-
thereof other financial assets	8,259	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Shareholder Loans	191,194	-	Amortized cost	192,338	Level 2
Lease liabilities	13,928	13,928	N/A	-	-
Other liabilities	5,905	-	Amortized cost	-	-
Current financial liabilities
Liabilities to banks	10,000	-	Amortized cost	-	-
Lease liabilities	5,787	5,787	N/A	-	-
Trade and other payables	36,158	-	Amortized cost	-	-
Other liabilities	46,128	30,968
thereof other financial liabilities	15,160	-	Amortized cost	-	-

Financial instruments as of June 30, 2019 is as follows:

	Year ended June 30, 2019
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Other assets	184	-	FVPL	184	Level 2
Current financial assets
Trade and other receivables	5,648	-
thereof trade receivables	5,617	-	Amortized cost	-	-
thereof other receivables	31	-	Amortized cost	-	-
Cash and cash equivalents	2,120	-	Amortized cost	-	-
Other assets	8,440	7,232
thereof deposits	90	-	Amortized cost	-	-
thereof other financial assets	1,118	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities

Shareholder Loans	126,079	-	Amortized cost	131,168	Level 2
Lease liabilities	13,675	13,675	N/A	-	-
Other liabilities	3,515	-	Amortized cost	-	-
Current financial liabilities
Liabilities to banks	3,649	-	Amortized cost	-	-
Lease liabilities	4,689	4,689	N/A	-	-
Trade and other payables	29,413	-	Amortized cost	-	-
Other liabilities	31,312	21,167
thereof other financial liabilities	10,145	-	Amortized cost	-	-

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 as of June 30, 2020 and as of June 30, 2019 are as follows:

	Year ended June 30,
	2020	2019
(in € thousands)	Carrying amount	Carrying amount
Financial assets measured at Amortized cost (AC)	24,246	8,976
Financial assets measured at Fair Value through Profit or Loss (FVPL)	-	184
Financial liabilities measured at Amortized cost (AC)	245,545	175,304

Financial assets at fair value through profit or loss contain the bifurcated prepayment options from CPEC I and CPEC II convertible notes. The fair value of both instruments was calculated based on common option pricing formulas using market interest rates, volatilities on those rates and credit risk derived from a peer group. The valuation assumes thereby the advantageous of a cancellation of the loans and a refinancing with then applicable terms and conditions at each future date, for which the prepayment option can be exercised. As the fair value calculation is mainly based on observable data, it constitutes a level 2 fair value.

The fair value of Mytheresa Group’s non-current interest-bearing shareholder loans were calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. As the fair value calculation is mainly based on observable market data, it constitutes a level 2 fair value.

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during financial year 2020 and financial year 2019. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

FX derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate retained earnings in equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2020	Additions	Reclassification	June 30, 2019
OCI 1	-	(1,863)	1,863	-
OCI 2	-	(597)	597	-

Net gains or losses

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2020	2019
Financial assets measured at Amortized cost (AC)	-	-
Financial liabilities measured at Amortized cost (AC)	(12,988)	(13,439)
Financial assets and financial liabilities measured at fair value through profit or loss (FVPL)	2	32

Net gains and losses on financial assets measured at amortized cost mainly include changes in the loss allowance on trade receivables, currency translation differences and income from payments received on trade receivables, which were already written off. Net gains and losses on financial liabilities measured at amortized cost include gains and losses from interest expenses. Net gains and losses on financial assets and financial liabilities measured at fair value through profit or loss represent changes in fair value measurement.

Interest income and expenses

Interest expense is calculated by applying the effective interest rate to the gross carrying amount of liabilities measured at amortized cost (See Note 11).

Financial risk management

Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mytheresa Group has exposure to the following risks arising from financial instruments:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates or interest rates will affect Mytheresa Group’s income or the value of its financial instruments. Mytheresa Group manages its market risk on a centralized basis with the objectives of managing and controlling market risk exposures within acceptable parameters.

Currency risk

Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro. Mytheresa Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars. Furthermore, the two Shareholder Loans are denominated in U.S. Dollars (Refer to Note 20). As a result, fluctuations in the exchange rates between Euro and U.S. Dollar may result in significant foreign exchange gains or losses.

Mytheresa Group economically hedges its net foreign currency exposure (excluding the Shareholder Loans), by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group initially applied hedge accounting to these transactions during financial year 2020. As of the 24-months period ended June 30, 2020, June 30, 2020, and 2019, Mytheresa Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies (excluding Shareholder Loans) would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in each currency as of the reporting date.

	Year ended June 30,
	2020		2019
in € thousands	€ appreciation +10%	€ depreciation -10%	€ appreciation +10%	€ depreciation -10%
€ Sensitivity	16,678	(20,414)	14,565	(17,801)

Interest rate risk

Exposure to interest rate risk normally arises from variable interest-bearing financial instruments and the fair value measurement. A large portion of Mytheresa Group’s financing activities, in particular fixed rate Shareholder Loans and CPECs, are subject to fixed interest rates creating no cash flow risk on interest rate movements. Historically Mytheresa Group was exposed to movements in interest rates, as they had variable shareholder loans outstanding that were subject to movements in USD Fed Fund rates. These Variable Interest Shareholder Loans are no longer outstanding as of June 30, 2020. Financial assets are only affected in case of the bifurcated prepayment options of CPECs measured at fair value through profit or loss.

Although interest rate fluctuations would only affect Mytheresa Group’s profit or loss in case of floating rate liabilities and financial assets at FVPL, the fair value of the group’s fixed interest rate financial instruments may also be affected. Mytheresa Group does not believe such effects pose significant risks as such instruments are not accounted for at fair value.

Liquidity risk

Liquidity risk is the risk that Mytheresa Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. Mytheresa Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables to ensure that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or creating other risks. Cash inflow from trade receivables are received usually within one week. Mid-to long-term payment terms with suppliers compensate for risks arising from financing of inventories. Mytheresa Group’s primary liquidity risk pertains to the Shareholder Loans, which are due in October 2025. Historically, Mytheresa Group had several other shareholder loans outstanding with were cancelled and no longer outstanding as a result of the Prior Restructuring Transactions.

In December 2019, the maturity date on the Shareholder Loans was extended to October 2025. Mytheresa Group also has two revolving credit facilities in place to balance monthly cash flow volatility. The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2020:

	Year ended June 30, 2020
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Shareholder Loans	-	-	252,045	252,045	191,194
Trade and other payables	36,158	-	-	36,158	36,158
Other liabilities	46,128	5,905		52,033	52,033
Liabilities to banks	10,000	-	-	10,000	10,000
Lease liabilities	6,517	14,866	-	21,383	19,715
Total	98,803	20,771	252,045	371,619	309,100

Maturity analysis of financial liabilities as of June 30, 2019:

	Year ended June 30, 2019
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Shareholder Loans	-	98,722	393,686	492,408	126,079
Trade and other payables	29,413	-	-	29,413	29,413
Other liabilities	31,312	3,515	-	34,827	34,827
Liabilities to banks	3,649	-	-	3,649	3,649
Lease liabilities	5,534	14,348	974	20,856	18,364
Total	69,908	116,585	394,660	581,153	212,332

Credit risk

Credit risk is the risk of financial loss to Mytheresa Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk includes both the immediate default risk and the danger of a decline in the customer’s creditworthiness.

Mytheresa Group’s exposure to credit risk is limited, as the goods are not delivered until payment has been confirmed by the customer. Trade receivables are only generated via online and in-store sales, where customers pay the invoice amount by credit card or comparable payment medium. Due to these advanced payments, Mytheresa Group does not face significant credit risk related to its customers. Mytheresa Group also has no significant credit risk towards credit card companies, which only act as intermediaries for customer payment transactions. However, credit risk might occur in case of credit card fraud. Mytheresa Group has a team within its finance function, which is in charge of detecting early stage credit card fraud. Credit card fraud is considered objective evidence of impairment for which Mytheresa Group recognizes lifetime ECL.

Mytheresa Group is exposed to credit risk on cash and cash equivalents, which it monitors centrally. Mytheresa Group maintains its cash deposits at financial institutions with top credit ratings. The creditworthiness of these financial institutions is constantly monitored. Mytheresa Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of these financial institutions. As the loss allowance is immaterial, it was not recognized.

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2020 and 2019:

	Year ended June 30,
in € thousands	2020	2019
Rating Class 1	8,416	1,057
Rating Class 2	880	934
Rating Class 3	71	129

The movement in the loss allowance for expected credit losses in respect to trade and other receivables during financial year 2020 and financial year 2019 was as follows:

	Year ended June 30,
in € thousands	2020	2019
Beginning of financial year	46	46
Increase/decrease loss allowance during the period	-	-
Write-offs	-	-
End of financial year	46	46

Default risks from other financial instruments are immaterial. Therefore, no loss allowance was recognized for other financial instruments.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

Notes to the consolidated statement of cash flows

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(185)	(486)	-	(671)
Lease payments	-	(5,070)	-	(5,070)
Change in Cash Flow	(185)	(5,556)	-	(5,741)
Net debt as of July 1, 2018	-	23,330	114,208	137,538
Additions (Disposals)	3,649	104	(1,445)	2,308
Interest expenses	185	486	13,315	13,986
Total change in liabilities	3,834	590	11,870	16,294
Net debt as of June 30, 2019	3,649	18,364	126,079	148,092

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(951)	(523)	(1,499)	(2,973)
Lease payments	-	(4,256)	-	(4,256)
Change in Cash Flow	(951)	(4,779)	(1,499)	(7,229)
Net debt as of July 1, 2019	3,649	18,364	126,079	148,092
Additions (Disposals)	6,351	5,607	56,969	68,927
Interest expenses	951	523	9,645	11,119
Total change in liabilities	7,302	6,130	66,614	80,046
Net debt as of June 30, 2020	10,000	19,715	191,194	220,909

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(1,136)	(1,009)	(1,499)	(3,644)
Lease payments	-	(9,326)	-	(9,326)
Change in Cash Flow	(1,136)	(10,335)	(1,499)	(12,970)
Net debt as of July 1, 2018	-	23,330	114,208	137,538
Additions (Disposals)	10,000	5,711	55,524	71,235
Interest expenses	1,136	1,009	22,961	25,106
Total change in liabilities	11,136	6,720	78,485	96,341
Net debt as of June 30, 2020	10,000	19,715	191,194	220,909

A.5.27 Events after the reporting year

Subsequent events

Mytheresa Group evaluated subsequent events for recognition or disclosure through May 14, 2021, the date the financial statements were available to be issued and has concluded that there are no subsequent events requiring disclosure in the financial statements.

Other information

On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million (€284.1 million, based on an exchange rate of €1.00 = $1.2116) and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The sole shareholders will reimburse the Company for costs incurred with the selling of the sole shareholder’s shares.

The shares started trading on the New York Stock Exchange on January 21, 2021, under the ticker symbol “MYTE” and the offering closed on January 25, 2021.

In January 2021, the supervisory board approved the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which the Company is entitled to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and third party service providers of up to 13.75% of the outstanding share capital of the Company. In connection with its IPO, the Company issued 2,029,830 share awards to certain members of its key management on January 20, 2021.

On January 26, 2021, MGG exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170,0 million ($ 206,6 million). In addition, MGG and its subsidiaries fully repaid any borrowings under the revolving credit facilities.

Separate financial statements

B.1.       Separate Statement of Financial Position

(Before the proposed appropriation of the result and expressed in € thousands)

(in €)	Note	June 30, 2020
Assets
Non-current assets
Financial fixed assets
Participation interest in group companies	B.3.2.1	64,947
Total non-current assets		64,947
Current assets
Amounts due from affiliated entities	B.3.7	1,676
Cash and cash equivalents	B.3.8	150
Total current assets		1,826

Total assets		66,773

Shareholders’ equity and liabilities
Subscribed capital		1
Capital reserve		90,791
Legal reserve		1,602
Accumulated deficit		(34,367)
Unappropriated result		6,350
Total shareholders’ equity	B.3.9	64,377

Current liabilities
Amounts due to affiliated entities	B.3.10	1,176
Trade and other liabilities	B.3.11	326
Tax liabilities	B.3.12	894
Total current liabilities		2,396

Total liabilities		2,396
Total shareholders’ equity and liabilities		66,773

The notes on pages 59 to 71 are an integral part of these separate financial statements.

B.2.       Separate Statement of profit and loss for the period May 31, 2019 up to and including June 30, 2020

		2020
	Note	in € thousands
Share in results from participating interests, after taxation	B.3.9	3,588
Other income and expenses, after taxation	B.3.17	2,762

Net result		6,350

The notes on pages 59 to 71 are an integral part of these separate financial statements.

B.3.       Notes to the separate financial statements

B.3.1       General

These separate financial statements and the consolidated financial statements together constitute the statutory financial statements of MYT Netherlands Parent B.V. (hereafter: ‘the Company’). The financial information of the Company is included in the Company’s consolidated financial statements, as presented on pages 57 to 71.

B.3.2       Basis of preparation

These separate financial statements have been prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the separate financial statements should be read in conjunction with the consolidated financial statements. In so far as no further explanation is provided of items in the separate statement of financial position and the separate statement of profit and loss, please refer to the notes to the consolidated statement of financial position and consolidated statement of profit or comprehensive income.

Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group.

All amounts in the company financial statements are presented in Euro thousands, unless stated otherwise.

MYT Netherlands Parent B.V. is founded on May 31, 2019 and has, according to the articles of association an extended financial year which ended at the balance sheet date of June 30, 2020. Therefore the first financial of the Company present the period May 31, 2019 up to and included June 30, 2020.

MYT Netherlands Parent B.V. acquired Mariposa I under common control. The separate financial statements follow the legal requirements rather than the economic perspective of the common-control transactions (refer to Note A.5.3 to the consolidated financial statements) therefore the common control transactions are accounted for as of the date of incorporation of MYT Netherlands Parent B.V. (refer to Note B.3.3). The Company decided to adjust its current reporting as if the combination had occurred as at the date of incorporation.

As the only transaction accounted for in June 2019 was related to the foundation and incorporation of the company the presentation of the opening balance sheet was considered to be immaterial.

The following table shows the balance sheet of the Company at incorporation date of May 31, 2019:

	in € thousand
	Assets	Liabilities
Interest in MYT Holding Co.	1
Authorised share capital		1

B.3.2.1       Participating interests in group companies

Group companies are all entities in which the Company has direct or indirect control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the separate financial statements according to the equity method, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.

Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.

B.3.2.2       Share of result of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized.

The Company makes use of the option to eliminate intragroup expected credit losses against the book value of loans and receivables from the Company to participating interests, instead of elimination against the equity value / net asset value of the participating interests.

B.3.2.3       Common control transactions

MYT Netherlands Parent B.V. entered into several transactions under common control, which is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory (refer to Note A.5.3 to the consolidated financial statements, and to Notes B3.3 and B3.4).

The assets and liabilities acquired under common control are recognized at the carrying amounts recognized previously in the financial statements of the entities acquired. Any difference between consideration paid and the net book value of assets and liabilities acquired is recognized directly in the equity.

As mentioned in note B.3.2 basis of preparation the Company. decided to represent its comparatives as if the transaction had occurred before the start of the earliest period presented. The impact on equity as per May 31, 2019 is that all reserves such as the legal reserves, capital reserve, subscribed capital and retained earnings have been included from all entities at that date. Intercompany transactions between the entities have been eliminated. In the movement schedule of equity the lines “Legal reorganization due to acquisition of Mariposa I” and “Legal reorganization due to the cross-border merger” reflects the movements to arrive at the equity of MYT Netherlands Parent B.V.

All transactions have been mainly settled through equity, only very limited cash has been paid.

B.3.3       Acquisition of Mariposa I

On July 24, 2019, MYT Intermediate Holding Co. contributed 80,000 shares, par value USD 1 per share, of Mariposa I, representing all the issued and outstanding shares of Mariposa I, and 84,459,147 convertible preferred equity certificates (“CPEC”), par value USD 1 per certificate plus accrued interest, issued by Mariposa I on December 19, 2014 in exchange for a share premium contribution of € 96,938 thousand (in USD: 110,301 thousand) to the Company.

As the outlined in note A.5.1a of the consolidated financial statements the acquisition is classified as a legal reorganization (transactions under common control) and as such the Company accounted for all assets and liabilities acquired as of the date of incorporation.

Mariposa I holds all shares in Mariposa II, which holds 100% of the shares in Mytheresa Group GmbH.

The following table reflects the impact of the acquisition accounted for at its Net Asset Value as of May 31, 2019:

Assets and liabilities from the acquisition	May 31, 2019 (in € thousands)
Participating interest in Mariposa II	96,511
Certified preferred equity shares issued by Mariposa II	51,437
Cash and cash equivalents	43
Certified preferred equity shares issued to NMG International Inc.	(36,205)
Other liabilities	(466)
Contribution through legal reorganization as of May 31. 2019	111,320

The Certified preferred equity shares issued to NMG International Inc. of € 36,205 thousand were reassigned on August 26, 2019 due to Merger of Mariposa II into Mariposa I. Due to the merger, Mariposa II ceased to exist., Mariposa I acquired all assets and liabilities of Mariposa II. As the outlined in paragraph A5.1a of the consolidated financial statements this merger is classified as a legal reorganization and as such the Company accounted for the transaction as of the date of incorporation.

B.3.4       Cross-border merger

Effective as of August 28, 2019, Mariposa I entered into a cross-border merger with the Company, pursuant to which Mariposa I ceased to exist and the Company acquired all assets and liabilities of Mariposa I. The Company acquired the assets and liabilities of Mariposa I by universal title. As a result, the Company became sole shareholder of Mytheresa Group GmbH and the liabilities and assets of Mariposa I were transferred to the Company.

As the outlined in paragraph A5.1a of the consolidated financial statements this Cross-border merger is classified as a legal reorganization and as such the Company accounted for the transaction as of the date of incorporation.

The following table reflects the impact of the Cross-Border merger as of May 31, 2019:

Assets and liabilities due to merger of Mariposa I into MYT Netherlands Parent B.V.	May 31, 2019 (in € thousands)
Participation interest in Mytheresa Group GmbH	61,223
Amounts owed by Mytheresa Group GmbH	179,919
Cash and cash equivalents	43
Loan Notes issued to NMG International Inc.	-92,037
Certified preferred equity shares issued to NMG International Inc.	36,205
Certified preferred equity shares issued to NMG International Inc.	-36,205
Amounts payable to ultimate parent	-957
Trade and other payable	-1,168
Derecognition: Merger Mariposa I into BV	-110,842
Contribution through legal reorganization as of May 31. 2019	36,181

On July 24, 2019, MYT Intermediate contributed 80,000 shares, par value USD 1 per share, of Mariposa I, representing all the issued and outstanding shares of Mariposa I, and 84,459,147 convertible preferred equity certificates, par value USD 1 per certificate plus accrued interest, issued by Mariposa I on December 19, 2014 in exchange for a capital reserve contribution.

The following table reflects the impact of the merger on the Participating interest in Mariposa I as of May 31, 2019:

Movement schedule of Participating interest	May 31, 2019 (in € thousands)
Net asset value (Mariposa I)	111,320
Profit/loss of the year of Mariposa I	(478)
Participation interest in Mariposa I	110,842
Derecognition: Merger Mariposa I into BV	(110,842)
Participation interest in Mariposa I	-

B.3.5       Financial fixed assets

The following table shows the movements of the loans issued by the company:

In € thousands	504000 Loan Note issued to NMG International Inc. - USD 105M	504001 Note issued to NMG International - USD 1.7M	Total
May 31, 2019	-	-	-
May 31, 2019 (Merger of Mariposa I and II into BV)	90,551	1,486	92,037
Interest capitalized	736	12	748
Foreign currency translation effect	4,085	68	4,153
February 28, 2020 (Capitalization of Loan note according to contribution agreement)	(95,372)	(1,566)	(96,938)
June 30, 2020	-	-	-

The following table shows the movements of the loans owed by the company:

In € thousands	225001 Amount owed by Mytheresa Group GmbH - USD 105M	225002 Amount owed by Mytheresa Group GmbH - USD 45M	504001 Note owed by Mytheresa Group GmbH - USD 1.7M	Total
May 31, 2019	-	-	-	-
May 31, 2019 (Merger of Mariposa I and II into BV)	124,903	53,530	1,486	179,919
Interest capitalized	4,996	2,142	59	7,197
Foreign currency translation effect	2,817	1,207	67	4,091
February 28, 2020 (Capitalization of Loan note according to contribution agreement)	(132,716)	(56,879)	(1,612)	(191,207)
June 30, 2020	-	-	-	-

The following tables shows participating interests in group companies as of June 30, 2020:

Participating interest in group companies	Location	Percentage of ownership
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE	Munich, Germany	100%

Movements in the participating interests have been as follows:

Date	Movement	Participating interest in Mytheresa Group GmbH (in € thousands)	Participating interest in Mytheresa SE (in € thousands)	Total
May 31, 2019	Merger into MYT Netherlands Parent BV	61,223	-	61,233
	Profit for the year	3,588	-	3,588
December 5, 2019	Acquisition of Mytheresa SE	-	136	136
June 30, 2020		64,811	136	64,947

On December 5, 2019, the Company purchased 120,000 shares, par value € 1 per share, in Mytheresa SE (formerly known as Blitz 19-881 SE) from a third party, representing all the issued and outstanding personal shares, in exchange for cash amounting to € 136 thousand.

During the period presented, no impairment occurred.

As if accounting (refer to note B.3.2.3) is applied the share in result of participating interest covers the period May 31, 2019 up to and including June 30, 2020. This includes the result of Mytheresa Group GmbH for the period May 31, 2019 (accounting date) and July 24, 2019 (transaction date).

Prior Restructuring Transactions

Until July 23, 2019, Mytheresa Group was a consolidated group of legal entities with Mariposa I as its parent. Mytheresa Group underwent a series of transactions (collectively the “Prior Restructuring Transactions”), which resulted in MYT Netherlands Parent B.V. becoming the parent of Mytheresa Group. In connection with the Prior Restructuring Transactions, Mytheresa Group changed its financing arrangements, which consisted of the following:

Convertible Preferred Equity Certificate—MYT Intermediate Holding Co., the direct parent of Mytheresa Group, held two Convertible Preferred Equity Certificates (“CPEC”) due from Mariposa I. The CPEC, are no longer outstanding following the Prior Restructuring Transactions in July 2019.

Variable Interest Shareholder Loans—Through its former subsidiary Mariposa Luxembourg II S.a.r.l. (“Mariposa II”), Mytheresa Group was party to two related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to MYT Intermediate Holding Co. These loans were cancelled in February 2020 and are no longer outstanding following the Prior Restructuring Transactions.

Fixed Interest Shareholder Loans—Prior to February 28, 2020, MGG, an indirect subsidiary of Mariposa I, was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V. (and formerly to other companies in the Mytheresa Group). As part of the Prior Restructuring Transactions, these previously intercompany loans were reassigned to MYT Intermediate Holding Co, the direct shareholder of Mytheresa Group.

For further details on the restructuring, please refer to Note A.5.3. of the notes to the consolidated financial statements.

B.3.7       Amounts due from affiliated entities

June 30, 2020 (in € thousands)
Neiman Marcus Group, Inc.	1,333
Neiman Marcus Group Ltd. LLC	343
1,676

As part of the group restructuring the Company paid several invoices and other operational expenses for Neiman Marcus Group group entities. The amounts receivable relates to interest free advances, which are receivable at request. For further information with respect to movements in shareholder loans, refer to A.5.20 of the notes to the consolidated financial statements.

B.3.8       Cash and cash equivalents

The current accounts with JP Morgan and ING bank are at free disposal.

B.3.9       Shareholders’ equity

Statement of changes in equity

Shareholders’ equity (in € thousand)	Subscribed Capital	Capital Reserve	Legal reserves	Accumulated Losses	Unappropriated result	Total
Balance as of May 31, 2019	-	-	-	-	-	-
Initial issue of shares	1	-	-	-	-	1
Legal reorganization due to acquisition of Mariposa I*	72	148,808	(3,128)	(34,432)	-	111,320
Legal reorganization due to the cross-border merger*	(71)	36,252	-	-	-	36,181
Increase in subscribed capital	183,132	(183,132)	-	-	-	-
Decrease in subscribed capital	(183,132)	183,132	-	-	-	-
Distribution	-	(191,207)	-		-	(191,207)
Contribution	-	96,938	-	-	-	96,938
Currency translation effects	-	-	4,730	-	-	4,730
Share based compensation	-	-	-	65	-	65
Net income	-	-	-	-	6,350	6,350
Balance as of June 30, 2020	1	90,791	1,602	(34,367)	6,350	64,377

* For further information on the effects from the legal reorganisation, refer to note B.3.3 and B.3.4.

Subscribed capital

As of the incorporation date, which is the date of the initial issue of shares, the subscribed capital of the Company amounts to USD 1,000, divided into 1,000 ordinary shares of USD 1 each. Paid up are 1,000 shares.

On February 28, 2020, the Company increased the nominal value of the shares from USD 1 to € 183,132 thousand (USD 201,738thousand) (which subscribed capital increase was debited from the capital reserve of the Company), resulting in an increase of the subscribed capital of the Company in the respective amount.

Subsequently, on the same date, the Company decreased the nominal value of the shares from € 183,132 thousand (USD 201,738 thousand) to USD 1.00, resulting in a decrease of the share capital of the Company in the amount of € 183,132 thousand (USD 201,738 thousand), which amount was repaid to MYT Intermediate, in kind, by distributing the Promissory Note A and B with MGG (with a total value of USD 201,738 thousand) and in cash, by distributing the amount of USD 7.40.

Capital reserve

On February 27, 2020, the Variable Interest Shareholder Loans payable by the Company to MYT Intermediate, were treated as a capital contribution by the Company by way of an assignment of the Receivable MYT Intermediate held. The contribution collectively resulted in a net increase to shareholders’ equity of €96,938 thousand (USD 106,641 thousand).

On February 27, 2020, the Fixed Interest Shareholder Loans payable by Mytheresa Group GmbH, were reassigned from the Company to MYT Intermediate Holding Co. The loan re-assignment to MYT Intermediate Holding Co. was treated as a capital distribution by the Company. The distribution through loan reassignments collectively resulted in a net decrease to shareholders’ equity of €191,207 thousand (USD 212,894 thousand).

Legal reserves

Foreign currency translation reserve

Exchange gains and losses arising from the translation of the functional currency of the Company to the presentation currency are accounted for in this legal reserve. In the case of the sale of a participating interest, the associated accumulated translation differences are transferred to the profit and loss account and presented therein as part of the result on the sale.

Legal reserve for participating interests

All of the equity in components is freely distributable to the Company. Therefore, no legal reserve for participating interests is accounted for.

Proposal for appropriation of the net result

At the General Meeting, the following appropriation of the result will be proposed: addition of the amount of EUR 6,350 thousand to the retained earnings.

Dividend

The Company does not anticipate paying a dividend on the ordinary shares in the foreseeable future. The Company currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of the business.

B.3.10       Amounts due to affiliated entities

June 30, 2020 (in € thousands)
MYT Intermediate Holding Co.	1
Neiman Marcus Group, Inc.	989
Neiman Marcus Group Ltd. LLC	186
1,176

All amounts due to affiliated entities relates to interest free advances, which are payable at request.

B.3.11       Trade and other liabilities

June 30, 2020 (in € thousands)
Tax advisor fees	53
Administration fees	69
Other taxes	204
326

B.3.12       Tax liabilities

June 30, 2020 (in € thousands)
Corporate income tax payable	894

The Company expects income tax liabilities is calculated based on the taxable profit for the period and the applicable corporate tax rate of 24.67%, which is taxable in the Netherlands based on the registered seat of the Company during the financial year 2020.

B.3.13       Financial Risk Management Objectives and Policies

B.3.13.1    Financial instruments

General

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk.

•	Liquidity risk.

•	Market risk.

In the notes to the consolidated financial statements information is included about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of MYT Netherlands Parent B.V.

Further quantitative disclosures are included below:

Fair value

The fair values of most of the financial instruments recognized on the statement of financial position, including accounts receivable, cash at bank and in hand and current liabilities, is approximately equal to their carrying amounts.

Financial instruments include receivables, cash items, debt and payables.

The risks the Company runs in relation to financial instruments are exposed to currency risk, market risk, credit risk and liquidity risk.

The Company is exposed to currency risk on the operations that are denominated in a currency other than the respective functional currency (USD) of the Company, primarily the Euro.

B.3.14       Employee benefits and number of employees

Wages and salaries, social security and pension charges relating to the employees of the Company in an amount of € nil thousand were incurred in financial year 2020, as the Company did not have any employees – neither staff, nor management. As of June 30, 2020 the number of employees employed by the Company was nil and the average number of employees employed by Mytheresa Group was 805, of which all work outside the Netherlands. For the amounts incurred on a group level, please refer to Note A.5.25.

B.3.15       Share in results from participating interests after tax

An amount of € 3,588 thousand of share in results from participating interests relates to group companies.

B.3.16       Auditor’s fees

The following fees were charged by KPMG Accountants N.V. to the company, its subsidiaries and other consolidated companies, as referred to in Section 2:382a (1) and (2) of the Dutch Civil Code.

	KPMG Accountants N.V.	Other KPMG network	Total KPMG
	2020	2020	2020
	€ thousands	€ thousands	€ thousands
Audit of the financial statements	150	521	671
Other audit engagements	-	1,747	1,747
Tax-related advisory services	-	-	-
Other non-audit services	-	-	-
	150	2,268	2,418

B.3.17       General and administrative expenses

Gains attributable to the Company amounted to € 2,762 thousand during financial year 2020 and consist of the following:

June 30, 2020 (in € thousands)
General and administrative fees	(1,262)
Finance income and expenses, net	4,929
Income tax expenses	(905)
2,762

B.3.18       Remuneration of managing and supervisory directors

The emoluments, including pension costs as referred to in Section 2:383(1) of the Dutch Civil Code, charged in the financial year to the company, its subsidiaries and consolidated other companies amounted to € 3,028 thousand for managing directors and former managing directors, and € 0 for supervisory directors and former supervisory directors.

The remuneration also includes employee options granted (reference is made to note A.5.25) to current and former managing directors amounting to € 1,054 thousand, and to current and former supervisory board members amounting to € 0.

No loans, advances and guarantees were granted by the Company’s to members of the management board or supervisory board.

An option program was set up for members of the Executive and Supervisory Boards, which is disclosed in shareholders’ equity.

B.3.19       Transactions with related parties

Transactions with related parties include relationships between the Company’s shareholder, the Company’s subsidiaries, the Company’s group related entities and the Company’s directors and key management personnel. During the period ended June 30, 2020, the Company’s significant transactions were with its shareholder, group companies and its subsidiaries. These transactions include the initial and additional capital contributions which were affected by way of a capital injection from the Company’s shareholder and settlement of expenses within the Group.

B.3.20       Contingencies and commitments

As of June 30, 2020, the Company had no contingencies and commitments.

B.3.21       Subsequent events and other information

Subsequent events

The Company evaluated subsequent events for recognition or disclosure through May 14, 2021, the date the financial statements were available to be issued and has concluded that there are no subsequent events requiring disclosure in the financial statements.

Other information

On January 12, 2021, the Company effected a 70,190,687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million (€284.1 million, based on an exchange rate of €1.00 = $1.2116) and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The sole shareholders will reimburse the Company for costs incurred with the selling of the sole shareholder’s shares.

The shares started trading on the New York Stock Exchange on January 21, 2021, under the ticker symbol “MYTE” and the offering closed on January 25, 2021.

In January 2021, the supervisory board approved the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which the Company is entitled to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and third party service providers of up to 13.75% of the outstanding share capital of the Company. In connection with its IPO, the Company issued 2,029,830 share awards to certain members of its key management on January 20, 2021.

Due to the migration of the Company as of September 7 and September 8, 2020, the Company transferred its place of effective management and tax residency from the Netherlands to Germany. Subsequently, the Company opened a new bank account with Commerzbank in Germany which will be the main bank account of the Company.

The Company has closed the ING Bank and JP Morgan bank accounts and move the remaining balances to the main bank account of the Company with Commerzbank in Germany.

No further significant events have taken place subsequent of June 30, 2020 that would have a material impact on the Company.

Amsterdam, May 14, 2021

The Management Board,

M. Kliger	M. Beer

CEO	CFO

[appointed on September 21, 2020]	[appointed on September 21, 2020]

S. Dietzmann	I. May

COO	CCEO

[appointed on January 8, 2021]	[appointed on January 8, 2021]

G. Locke

CGO

[appointed on January 8, 2021]

Supervisory Board,

D.T. Gies	M.D. Kaplan	C. Ruggiero

[appointed on September 17, 2020]	[appointed on January 7, 2021]	[appointed on September 17, 2020]

M. Lao	S. G. Saidemann	M. Tod

[appointed on November 19, 2020]	[appointed on November 19, 2020]	[appointed on January 7, 2021]

S. Zahnd

[appointed on December 12, 2020]

III.	Other information

Provisions in the Articles of Association governing the profit appropriation

Under article 32.1 of the Company’s Articles of Association, the company may make distributions to the extent that the company’s equity exceed the reserves that the company must maintain pursuant to the law or the Articles of Association.

Under article 32.2 of the Company’s Articles of Association the board of managing directors may resolve to make distributions, provided that the approval of the supervisory board has been obtained.

Under article 32.3 of the Company’s Articles of Association, pursuant to and in accordance with a proposal thereto by the board of managing directors, which proposal has been approved by the supervisory board, the general meeting may also resolve to make distributions.

Independent auditor’s report

The report of the independent auditor is included on the next pages.

Independent auditor's report

To: the General Meeting and Supervisory Board of MYT Netherlands Parent B.V.

Report on the audit of the financial statements for the period ended 30 June 2020 included in the annual report

Our opinion

In our opinion:

—	the accompanying consolidated financial statements give a true and fair view of the financial position of MYT Netherlands Parent B.V. as at 30 June 2020 and of its result and its cash flows over the period 1 July 2018 up to and including 30 June 2020, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

—	the accompanying separate financial statements give a true and fair view of the financial position of MYT Netherlands Parent B.V. as at 30 June 2020 and of its result over the period 31 May 2019 up to and including 30 June 2020, in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the financial statements for the period ended 30 June 2020 of MYT Netherlands Parent B.V. based in Amsterdam.The financial statements include the consolidated financial statements and the separate financial statements.

The consolidated financial statements comprise:

1	the consolidated statement of Financial position as at 30 June 2020;

2	the following consolidated statements for the period 1 July 2018 up to and including 30 June 2020: the statement of Profit and loss and Comprehensive Income, Changes in Equity and Cash Flows; and

3	the notes comprising a summary of the significant accounting policies and other explanatory information.

The separate financial statements comprise:

1	the separate statement of Financial position as at 30 June 2020;

2	the separate statement of Profit and loss for the period 31 May 2019 up to and including 30 June 2020; and

KPMG Accountants N.V., a Dutch limited liability company registered with the trade register in the Netherlands under number 33263683, is a member firm of the global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

3	the notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

We are independent of MYT Netherlands Parent B.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Audit approach

Summary

Materiality
— Materiality of EUR 5.5 million — 0.7% of Net Sales

Group audit
Our group scoping resulted in a coverage of: — 99% of total assets — 100% of Net Sales

Key audit matters
— Correct cut-off of revenue recognition

Opinion
Unqualified

2

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 5.5 million (0.7%). The materiality is determined with reference to total net sales in the period 1 July 2018 to 30 June 2020. We consider total net sales as the most appropriate benchmark because the nature of the the company’s business. It represents the strategic focus of the company, based on our analysis of the financial statements metrics the most relevant to the users of the financial statements and therefore the metric that has the most influence on their economic decision making. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that misstatements in excess of EUR 0.26 million which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

MYT Netherlands Parent B.V. is at the head of a group of components. The financial information of this group is included in the financial statements of MYT Netherlands Parent B.V.

Our group audit mainly focused on significant components that are (i) of individual financial significance to the group, or (ii) that, due to their specific nature or circumstances, are likely to include significant risks of material misstatement of the group financial statements. We have considered in this respect MYT Netherlands Parent B.V. legal and operational structure. KPMG Germany was engaged by us and received instructions to perform the majority of the audit procedures for the group audit and the audit of the German locations of which Mytheresa Group GmbH is the most significant component. KPMG Germany performed an audit on the complete consolidated financial reporting for the year ended 2020 (with a materiality of EUR 2.2 million) and the year ended 2019 (with a materiality of EUR 1.7 million) of Mytheresa Group GmbH.

We have:

—	performed audit procedures at group level in respect of the conversion from IASB-IFRS to EU-IFRS and related to the extended reporting period.

—	made use of the work of KPMG Germany for the audit of Mytheresa Group GmbH in Germany. KPMG Germany performed the audit of the complete financial reporting for the year ended 2020 and the year ended 2019. The audit coverage is 99% of total group assets and 100% of group net sales.

Our involvement included preparing and sending instructions to KPMG in Germany, participating in discussions, virtual meetings to discuss the results of audit procedures at component level covering the significant audit areas, including the relevant risks of material misstatement, and set out the information required to be reported back to the group audit team. In view of COVID-19 restrictions on the movement of people across borders, we have requested KPMG in Germany to provide us with remote access to audit workpapers to perform these evaluations. During these meetings and email conversations, the audit approach, findings and observations reported to the group audit team were discussed in more detail.

For the residual population not in scope we performed analytical procedures in order to corroborate that our scoping remained appropriate throughout the audit.

3

By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Correct cut-off of revenue recognition

Description

As described in note A.5.5.1c to the financial statements, Net sales for sales of goods is recognized at the amount of the consideration to which the Company expects to be entitled at the point in time at which it transfers control of the good to the customer. The determination of whether the control of the good transferred to the customer requires judgement taken into account the terms and conditions for returns. Revenue recognition is significant to our audit and contains a presumed risk of fraud in respect of cut-off at year-end.

Our response

With involvement of KPMG in Germany, our procedures for net sales included, amongst others, assessment of the revenue recognition method for the online net sales based on IFRS 15. We evaluated the design and implementation of the controls set up by the Management Board surrounding the correctness of transfer of control of the goods sold in respect of cut-off, including refund liability (sales returns) and contract liability (vouchers). Detailed procedures were performed, including testing on a sample basis underlying evidence of net sales recognized. Both orders and other documentation (amongst others shipping documents, bank confirmation, credit notes issued subsequent to year-end) were assessed to determine accurate revenue recognition in relation to the existence of net sales and to determine whether sales transactions taking place before year-end were recognized in the appropriate period. Furthermore we performed specific audit procedures related to high risk journal entries identified for online net sales transactions, including a combination of inquiry, inspection and other audit procedures deemed relevant.

Our observation From our procedures on the correct cut-off of net sales at year-end the net sales appeared to be recorded in the appropriate period.

Report on the other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information.

Based on the following procedures performed, we conclude that the other information:

—	is consistent with the financial statements and does not contain material misstatements; and

—	contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.

4

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

The Management board is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the Management Board as auditor of MYT Netherlands Parent B.V. on
24 March 2021, as of the audit for the period ended 30 June 2020 which is the first statutory year of the Company.

Description of responsibilities regarding the financial statements

Responsibilities of the Management Board and the Supervisory Board for the financial statements

The Management Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Management Board is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the Management Board is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Management Board should prepare the financial statements using the going concern basis of accounting unless the Management Board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Management Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

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Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is included in appendix of this auditor's report. This description forms part of our auditor’s report.

Amstelveen, 14 May 2021

KPMG Accountants N.V.

R.A. Köhler RA

Appendix:
Description of our responsibilities for the audit of the financial statements

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Appendix

Description of our responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

—	identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

—	obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

—	evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management Board;

—	concluding on the appropriateness of the Management Board use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern;

—	evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and

—	evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We are solely responsible for the opinion and therefore responsible to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. In this respect we are also responsible for directing, supervising and performing the group audit.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

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